AS FILED WITH THE SEC ON __________.                  REGISTRATION NO. 333-01031

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM S-6

                          PRE-EFFECTIVE AMENDMENT NO. 2

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                                  ------------

                  THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2
                              (Exact Name of Trust)


                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)


                                PRUDENTIAL PLAZA
                          NEWARK, NEW JERSEY 07102-3777
                                 (201) 802-6000
          (Address and telephone number of principal executive offices)

                                  ------------

                             C. CHRISTOPHER SPRAGUE
                            ASSISTANT GENERAL COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)


                                    Copy to:
                                JEFFREY C. MARTIN
                                 SHEA & GARDNER
                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                                  ------------

Group Variable Universal Life Insurance Certificates. The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940. The required fee of $500 was submitted with the initial filing of this registration statement.


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  ------------

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

================================================================================

                              CROSS REFERENCE SHEET
                          [AS REQUIRED BY FORM N-8B-2]


N-8B-2 ITEM NUMBER             LOCATION
------------------             --------

         1.                    Cover Page

         2.                    Cover Page

         3.                    Not Applicable

         4.                    Sale of the Contract and Sales Commissions

         5.                    The Prudential Variable Contract Account GI-2

         6.                    The Prudential Variable Contract Account GI-2

         7.                    Not Applicable

         8.                    Not Applicable

         9.                    Litigation

         10. Brief Description of the Group Contract and Certificates; Issuance of a Certificate; Applicant Owner Provision; Short-Term Cancellation or "Free Look"; Procedures; Premiums; Effective Date of Insurance; Allocation of Premiums; Transfers; Dollar Cost Averaging; Death Benefits; Changes in Face Amount; Charges and Expenses; Reduction of Charges; Dividends/Experience Credits; Cash Surrender Value; Full Surrenders; Election of Paid-Up Insurance; Partial Withdrawals; Loans; Certificate Exchange Privilege; Telephone and Electronic Transactions; Lapse; Termination of the Contractholder's Participation in Group Contracts; Participants Who Are No Longer Eligible Group Members; Options on Termination of Coverage; Reinstatement; Tax Treatment of Certificate Benefits; ERISA considerations; When Proceeds are Paid; Beneficiary; Incontestability; Misstatement of Age; Suicide Exclusion; Assignment; Voting Rights; Substitution of Fund Shares; Additional Insurance Benefits

         11. Brief Description of the Group Contract and Certificate; The Prudential Variable Contract Account GI-2; The Funds.

         12. Cover Page; Brief Description of the Group Contract and Certificate; The Funds; Sale of the Contract and Sales Commissions

         13. Brief Description of the Group Contract and Certificate; Premiums; Reduction of Charges; Sale of the Contract and Sales Commissions

         14. Brief Description of the Group Contract and Certificate; Issuance of a Certificate; Procedures

         15. Brief Description of the Group Contract and Certificate; Procedures; Allocation of Premiums; Transfers

         16. Brief Description of the Group Contract and Certificate; Detailed Information About the Variable Universal Life Insurance Certificates

         17. Death Benefits; Full Surrenders; Partial Withdrawals; Loans; When Proceeds are Paid

N-8B-2 ITEM NUMBER             LOCATION
------------------             --------

         18.                   The Prudential Variable Contract Account GI-2;
                               The Funds

         19.                   Reports

         20.                   Not Applicable

         21.                   Loans

         22.                   Not Applicable

         23.                   Not Applicable

         24.                   Incontestability; Misstatement of Age; Suicide
                               Exclusion; Assignment

         25.                   The Prudential Insurance Company of America

         26.                   The Funds; Charges and Expenses

         27. General Information About The Prudential; The Prudential Variable Contract Account GI-2 and the Variable Investments Under the Certificates

         28.                   The Prudential Insurance Company of America;
                               Directors and Officers

         29.                   The Prudential Insurance Company of America

         30.                   Not Applicable

         31.                   Not Applicable

         32.                   Not Applicable

         33.                   Not Applicable

         34.                   Not Applicable

         35.                   The Prudential Insurance Company of America

         36.                   Not Applicable

         37.                   Not Applicable

         38.                   Sale of the Contract and Sales Commissions

         39.                   Sale of the Contract and Sales Commissions

         40.                   Not Applicable

         41.                   Sale of the Contract and Sales Commissions

         42.                   Not Applicable

         43.                   Not Applicable

         44. Brief Description of the Group Contract and Certificate; The Funds; Premiums; Cash Surrender Value

         45.                   Not Applicable

         46. Brief Description of the Group Contract and Certificate; The Prudential Variable Contract Account GI-2; The Funds; Death Benefits; Full Surrenders; Partial Withdrawals

         47.                   The Prudential Variable Contract Account GI-2;
                               The Funds

         48.                   Not Applicable

         49.                   Not Applicable

N-8B-2 ITEM NUMBER             LOCATION
------------------             --------

         50.                   Not Applicable

         51. Brief Description of the Group Contract and Certificates; Detailed Information About the Variable Universal Life Insurance Certificates

         52.                   Substitution of Fund Shares

         53. Tax Treatment of Certificate Benefits; ERISA considerations

         54.                   Not Applicable

         55.                   Not Applicable

         56.                   Not Applicable

         57.                   Not Applicable

         58.                   Not Applicable

         59. Financial Statements; Consolidated Financial Statements of The Prudential Insurance Company of America and Subsidiaries

                                     PART I


                            INFORMATION IN PROSPECTUS

PROSPECTUS


_____________, 1997


THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

GROUP VARIABLE UNIVERSAL LIFE
INSURANCE CONTRACTS


This prospectus describes Group Variable Universal Life insurance contracts offered by The Prudential Insurance Company of America ("Prudential") which are designed for use in group-sponsored insurance programs.

Each Eligible Group Member or "eligible applicant owner" (as defined in this prospectus) who elects to obtain coverage under the Group Contract ("Participant") will receive a Certificate describing the coverage. Certain Group Contracts may also permit a Participant to apply for separate insurance coverage for his or her dependents.


The Group Contracts and Certificates provide life insurance protection with flexible premium payments and a choice of underlying investment options. The Death Benefit and Cash Surrender Value of a Certificate will vary daily with the performance of the investment options selected, but the Death Benefit will not be less than the Face Amount of the Certificate. Subject to certain requirements and limitations, surrenders, partial withdrawals and loans are available.


The Prudential Variable Contract Account GI-2 (the "Separate Account") is composed of 127 variable investment options (each, a "Subaccount"). The assets of each Subaccount will be invested in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") or certain other mutual fund portfolios available to insurance company separate accounts (collectively, the "Funds"). A Contractholder will be permitted to choose up to 20 of such Funds, one of which must be a money market fund. Once that choice is made, the Contractholder's Participants will then be allowed to direct premium payments only to the Subaccounts corresponding to the selected Funds or to the Fixed Account, an investment option under which Prudential guarantees an effective annual interest rate of at least 4%.

The Funds in which the Separate Account invests are briefly described under THE FUNDS, beginning on page 6. The investment objectives and policies of each Fund, and the risks of investing in the Fund, are described in each Fund's prospectus and statement of additional information. This prospectus is accompanied by current prospectuses for each of the Funds that the Contractholder has chosen on behalf of its Participants.

REPLACING EXISTING INSURANCE WITH A CERTIFICATE DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE. MOREOVER, IF YOU CURRENTLY OWN A LIFE INSURANCE CONTRACT OR CERTIFICATE, THE BENEFITS AND COSTS OF PURCHASING ADDITIONAL LIFE INSURANCE UNDER THE EXISTING POLICY SHOULD BE COMPARED WITH THE BENEFITS AND COSTS OF PURCHASING THE CERTIFICATE DESCRIBED IN THIS PROSPECTUS. IN MAKING THIS COMPARISON, YOU SHOULD CONSULT WITH QUALIFIED TAX AND FINANCIAL PLANNING ADVISORS.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY CURRENT PROSPECTUSES FOR EACH OF THE FUNDS THAT YOUR GROUP CONTRACTHOLDER HAS MADE AVAILABLE TO YOU. EACH OF THESE PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                PRUDENTIAL PLAZA
                          NEWARK, NEW JERSEY 07102-3777
                            TELEPHONE (201) 716-8721


Form #_______  Ed. __-97
Catalog No. __________

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
BRIEF DESCRIPTION OF THE GROUP CONTRACT AND CERTIFICATES...................    1

HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES.....    4

GENERAL INFORMATION ABOUT PRUDENTIAL, THE PRUDENTIAL VARIABLE CONTRACT
      ACCOUNT GI-2, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE
      UNDER THE CERTIFICATES...............................................    6
      THE PRUDENTIAL INSURANCE COMPANY OF AMERICA..........................    6
      THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2........................    6
      THE FUNDS ...........................................................    6
      THE FIXED ACCOUNT....................................................   24

DETAILED INFORMATION ABOUT THE CERTIFICATES................................   25
      ISSUANCE OF A CERTIFICATE............................................   25
      APPLICANT OWNER PROVISION............................................   25
      SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK".........................   25
      PROCEDURES ..........................................................   26
      PREMIUMS ............................................................   26
      EFFECTIVE DATE OF INSURANCE..........................................   26
      ALLOCATION OF PREMIUMS...............................................   27
      TRANSFERS ...........................................................   27
      DOLLAR COST AVERAGING................................................   27
      DEATH BENEFITS.......................................................   28
      CHANGES IN FACE AMOUNT...............................................   30
      CHARGES AND EXPENSES.................................................   31
      REDUCTION OF CHARGES.................................................   32
      DIVIDENDS/EXPERIENCE CREDITS.........................................   33
      CASH SURRENDER VALUE.................................................   33
      FULL SURRENDERS......................................................   33
      ELECTION OF PAID-UP INSURANCE........................................   33
      PARTIAL WITHDRAWALS..................................................   34
      LOANS ...............................................................   34
      CERTIFICATE EXCHANGE PRIVILEGE.......................................   35
      TELEPHONE AND ELECTRONIC TRANSACTIONS................................   35
      LAPSE ...............................................................   35
      TERMINATION OF A CONTRACTHOLDER'S PARTICIPATION IN GROUP CONTRACTS...   36
      PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS................   36
      OPTIONS ON TERMINATION OF COVERAGE...................................   36
      REINSTATEMENT........................................................   37
      TAX TREATMENT OF CERTIFICATE BENEFITS................................   37
      ERISA CONSIDERATIONS.................................................   40
      WHEN PROCEEDS ARE PAID...............................................   40
      BENEFICIARY .........................................................   40
      INCONTESTABILITY.....................................................   40
      MISSTATEMENT OF AGE..................................................   41
      SUICIDE EXCLUSION....................................................   41
      ASSIGNMENT ..........................................................   41
      VOTING RIGHTS........................................................   41
      SUBSTITUTION OF FUND SHARES..........................................   42
      ADDITIONAL INSURANCE BENEFITS........................................   42
      REPORTS .............................................................   43
      SALE OF THE CONTRACT AND SALES COMMISSIONS...........................   43
      RATINGS AND ADVERTISEMENTS...........................................   44
      PAYMENTS TO THIRD-PARTY ADMINISTRATORS AND ASSOCIATIONS
         SPONSORING PARTICIPATION IN THE GROUP CONTRACTS...................   44
      STATE REGULATION.....................................................   44
      EXPERTS..............................................................   44
      LITIGATION...........................................................   44
      ADDITIONAL INFORMATION...............................................   45

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.......................   46

DIRECTORS AND OFFICERS OF THE PRUDENTIAL...................................   48

FINANCIAL STATEMENTS.......................................................   50

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL INSURANCE COMPANY
      OF AMERICA AND SUBSIDIARIES..........................................  A-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS.

                     BRIEF DESCRIPTION OF THE GROUP CONTRACT
                                AND CERTIFICATES


The following section provides brief answers to some common questions about the more significant features of the Contracts and Certificates. More detailed information is provided in the subsequent sections of this prospectus and in the Group Contract and Certificate themselves.


WHAT IS A GROUP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT?


It is an insurance contract issued by Prudential to an employer or other sponsoring entity that sets forth the terms under which eligible members of the group can obtain life insurance protection for themselves and, under some Group Contracts, their dependents as well. Group members (or "eligible applicant owners") who obtain such insurance ("Participants") receive a Certificate describing their coverage. Certificates will provide for a Death Benefit and a Cash Surrender Value. Both the Death Benefit and the Cash Surrender Value of a Certificate will vary daily with the performance of the investment options chosen by the Participant. Prudential will determine the share, if any, of its divisible surplus allocable to a Group Contract as of each Contract Anniversary, if the Group Contract stays in force by the payment of all required premiums to that date.


HOW IS THE DEATH BENEFIT UNDER A CERTIFICATE COMPUTED?


A Participant will choose a Face Amount of insurance for his or her Certificate, within certain limits. The Death Benefit will generally be that Face Amount plus the value of the Participant's Certificate Fund as of the date of death. The Certificate Fund initially consists of the Net Premiums invested in the investment options chosen by the Participant. The value of the Certificate Fund will vary daily to reflect the investment performance of the selected option(s) and the deduction of charges by Prudential. Under certain circumstances, the Death Benefit will be increased above the value of the Face Amount plus the Certificate Fund to assure that the Certificate continues to meet the definition of "life insurance" under the Internal Revenue Code. Any Death Benefit otherwise payable will be reduced by any Certificate Debt and outstanding charges. See DEATH BENEFITS, page 28.


HOW IS THE CASH SURRENDER VALUE OF A CERTIFICATE COMPUTED?


The Cash Surrender Value of a Certificate as of any date is equal to the value of the Certificate Fund as of that date, reduced by any Certificate Debt, outstanding charges, and under certain Group Contracts, a transaction charge of up to $20. See CASH SURRENDER VALUE, page 33.


WHAT PREMIUMS MUST BE PAID?


A Participant generally has flexibility to select the frequency and amount of premium payments, and the insurance will remain in force so long as the balance in the Certificate Fund is sufficient to pay the monthly charges under the Certificate. There may be an initial minimum premium required to enroll as a Participant. If the balance in the Certificate Fund is not sufficient to pay any month's charges, and the Participant fails to make premium payments sufficient to bring the balance above this minimum amount during the grace period, the Participant's insurance will lapse. See PREMIUMS, page 26.

Some Group Contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not lapse even if the Certificate Fund balance is insufficient to pay monthly charges. See LAPSE, page 35.


WHAT INVESTMENT OPTIONS ARE AVAILABLE?


The Separate Account is composed of 127 Subaccounts, each of which invests in a single corresponding Fund. Prudential permits a Contractholder to choose up to 20 Funds as investment options for such Contractholder's Participants, provided that at least one of such Funds is a money market fund. In lieu of selecting Funds itself, a Contractholder may ask Prudential to present it with one or more predetermined groups of Funds in which the Contractholder's Participants would invest. Whether the Contractholder selects Funds itself or from a predetermined set presented by Prudential, the Contractholder will be prohibited from substituting other Funds for any Funds that it has already selected. However, a Contractholder that chose fewer than 20 Funds initially will be permitted to select additional Funds so long as the total number of Funds available to the Participants does not exceed 20. Participants in a Contractholder's insurance program will be allowed to allocate their premium payments only to the Subaccounts that correspond to the Funds chosen by their Contractholder. Participants may also allocate premium payments to the Fixed Account, an option under which interest is credited at rates declared periodically by Prudential. See THE FIXED ACCOUNT, page 24. For more information about the Funds and the different investment objectives of all the Fund portfolios in which the Separate Account invests, see THE FUNDS, page 6. More information about the Funds available to a particular Contractholder is contained in the prospectuses for such Funds, which will accompany the delivery of this prospectus.

Under the Certificate, Prudential will notify affected Participants concerning a material change in a Fund's investment objective. As discussed more fully on page 42 of this prospectus, Prudential may seek to substitute the shares of a different mutual fund for shares of a Fund, and would notify Contractholders and Participants of any such substitution. Changes that Prudential may make to the Group Contracts or the Certificates are detailed in those documents.


DO CERTIFICATES PROVIDE PARTICIPANTS WITH CHOICE AND FLEXIBILITY
IN ADDRESSING A RANGE OF DIFFERENT INSURANCE PROTECTION AND
INVESTMENT OBJECTIVES?


Yes. Because the Cash Surrender Value of a Participant's insurance will vary with the investment experience of the investment options, a Certificate under the Group Contract offers an opportunity for the Cash Surrender Value to appreciate more than it would under comparable insurance without variable investment options. It is also possible, however, for the Cash Surrender Value to decrease in value if the investment experience of the selected investment option(s) is unfavorable. The variable investment options vary in their risks, and Participants can choose to direct the amounts in their Certificate Fund to more aggressive or more conservative variable investment options as their personal circumstances and investment objectives may dictate over time.

Participants who prefer to avoid or reduce the risks involved in any of the variable options may elect to allocate all or a portion of Net Premiums to the Fixed Account. Prudential guarantees that the part of the Certificate Fund allocated to this option will accrue interest daily at a rate that Prudential declares periodically. Although this rate will change from time to time, it may not be less than an effective annual rate of 4%. See THE FIXED ACCOUNT, page 24.


In short, the Certificate's investment options and premium flexibility can be used to meet the changing needs of Participants over time.

WHAT CHARGES ARE MADE?


Prudential deducts certain charges from each premium payment and from the amounts held in the designated investment option(s). All of these charges, which are designed to compensate Prudential for insurance costs and risks, as well as cover Prudential's expenses, are fully described under CHARGES AND EXPENSES, page 31. The following diagram briefly outlines the charges that may be made:

      -------------------------------------------------------------------
                                 PREMIUM PAYMENT
      -------------------------------------------------------------------
                                        |
                                        |
                                        |
             ----------------------------------------------------

             o   less the sum of a charge (currently
                  2.6%, however, for certain Group
                  Contracts, this charge may equal up to
                  5.35%) for taxes attributable to
                  premium payments

              o a processing fee of up to $2, which may be reduced or waived under certain Group Contracts

              o   a sales charge of up to 3 1/2%, which may be
                  reduced or waived under certain Group Contracts
              ---------------------------------------------------
                                        |
                                        |
                                        |
--------------------------------------------------------------------------------
                               NET PREMIUM AMOUNT

o To be invested in one or a combination of the investment portfolio options available to the Participant.
--------------------------------------------------------------------------------
                                        |
                                        |
                                        |
--------------------------------------------------------------------------------

                                  DAILY CHARGES

o A daily charge is deducted from the assets of the Subaccounts of the Separate Account for mortality and expense risks. The current daily charge is equivalent to an effective annual rate of 0.45%. The charge is guaranteed not to exceed an effective annual rate of 0.90%.

o Investment management fees and expenses are deducted from the assets of the Funds. In 1995, the total expenses (after expense reimbursement) of the Funds ranged from 0.39% to 2.69% of their average net assets. See page 7.
--------------------------------------------------------------------------------
                                        |
                                        |
                                        |
--------------------------------------------------------------------------------
                                 MONTHLY CHARGES

o An administrative expense charge may be deducted each month from the Certificate Fund. The charge is currently up to $3 per month and is guaranteed not to exceed $6 per month.

o    A charge for the cost of insurance is deducted from the Certificate Fund.

o Charges for any additional insurance benefits not already taken into account in the cost of insurance charge are deducted from the Certificate Fund.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                           POSSIBLE ADDITIONAL CHARGES

o Under certain Group Contracts, a transaction charge of up to the lesser of $20 or 2% of the amount surrendered or withdrawn will be assessed under each surrender or partial withdrawal.

o Under certain Group Contracts, a transaction charge of up to $20 may be made in connection with each loan or additional statement request.

o No transaction charge is currently assessed in connection with transfers, but certain Group Contracts may give Prudential the right to assess a charge of up to $20 for each transfer after the twelfth with respect to the same Certificate in the same Certificate Year.

o No charge is currently made for any other taxes imposed upon the operations of the Separate Account, but Prudential reserves the right to impose such a charge.
--------------------------------------------------------------------------------


WHAT WITHDRAWAL OR LOAN RIGHTS DO PARTICIPANTS HAVE?


At any time while a Certificate is in effect, a Participant may elect to surrender his or her insurance and receive its Cash Surrender Value. A Participant may also request a partial withdrawal from the Certificate Fund. See FULL SURRENDERS, page 33, and PARTIAL WITHDRAWALS, page 34.

A Participant may borrow (before any applicable transaction charge) a total amount up to the Loan Value of his or her Certificate. The Loan Value of a Certificate at any time is determined by multiplying the Certificate Fund by 90% (or higher where required by state law) and then subtracting any existing loan with accrued interest, outstanding charges, and the amount of the next month's charges. When a loan is taken, an amount equal to the loan is transferred from the investment options to a Loan Account that remains part of the Certificate Fund. This Loan Account earns interest at an effective annual rate that is generally 2% less than the interest charged on the loan. Any outstanding Certificate Debt will be deducted from proceeds payable at the Covered Person's death or upon surrender. See LOANS, page 34.

HOW IS A PARTICIPANT'S INSURANCE AFFECTED IF HE OR SHE IS NO LONGER A MEMBER OF THE GROUP?


Depending on the terms of the particular Group Contract, a Participant who is no longer included in the group of eligible members may be able to elect to continue the insurance provided by the Group Contract on a Portable basis. Certificates continued on a Portable basis may be subject to higher charges. A Participant may also surrender the insurance for its Cash Surrender Value, elect to use the Cash Surrender Value of the insurance to purchase paid-up insurance, or convert the insurance to an individual life insurance policy. See OPTIONS ON TERMINATION OF COVERAGE, page 36.


WHAT IS THE FEDERAL INCOME TAX STATUS OF AMOUNTS RECEIVED
UNDER A CERTIFICATE?


Variable life insurance contracts, such as those offered by this Prospectus, receive the same federal income taxation treatment as conventional fixed benefit life insurance. This means, first, that any Death Benefit paid would generally be excluded from the gross income of the beneficiary. Second, any annual increases in the value of the Certificate Fund, whether from income or capital appreciation, would not be included in the taxable income of a Participant. Third, assuming that premiums are not paid above levels that would make a Certificate a "Modified Endowment Contract" as defined in the Internal Revenue Code, pre-death distributions, whether in the form of surrenders or partial withdrawals, would be treated first as a return of the Participant's investment in the Certificate and then as a distribution of taxable income, and loans would not be treated as distributions at the time the loan was made. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.


                          HYPOTHETICAL ILLUSTRATIONS OF
                    DEATH BENEFITS AND CASH SURRENDER VALUES

The two illustrations that follow show how the Death Benefit and Cash Surrender Value change with the investment experience of the Separate Account. They are not projections of values; they are intended to show how a Certificate works. They are "hypothetical" because they are based upon several assumptions, as described below. Both illustrations assume that a Certificate with a Face Amount of $100,000 has been bought by a 40-year old Covered Person. The illustrations assume that a premium of $1,200 is paid at issuance and annually on each Certificate Anniversary.

The first illustration assumes that a 2.6% charge is deducted for charges attributable to premiums and that current sales, cost of insurance, mortality and expense risk and administrative charges and processing fee will continue for the indefinite future. It assumes that the Covered Person is in a risk class that has current standardized cost of insurance charges equal to rates equal to Table I under Section 79 of the Internal Revenue Code. It assumes a monthly administrative charge of $3, which applies to Certificates that do not involve any direct billing by Prudential. See ADMINISTRATIVE CHARGE, page 32.

The second illustration is based upon the same assumptions except it is assumed that the maximum amount for taxes attributable to premiums, sales, cost of insurance, mortality and expense risk and administrative charges and processing fee permitted by the particular Certificate have been made throughout the life of the Certificate. It assumes that the Covered Person is in a risk class that has maximum guaranteed cost of insurance charges equal to the maximum rates that could be charged, which are 150% of the 1980 Commissioner's Standard Ordinary Mortality Table (Male), Age Last Birthday (the "1980 CSO Table").

Although Prudential may under some Group Contracts pay Dividends or Experience Credits to Group Contractholders, who may distribute those Dividends/Experience Credits to Participants in the Group Contract, neither table reflects Dividends or Experience Credits. See DIVIDENDS/EXPERIENCE CREDITS, page 33.

Another assumption is that the Certificate Fund has been invested in equal amounts in each of the 127 Funds. Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform zero percent gross rate of return, that is, that the average value of the Certificate Fund will uniformly be adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. These, of course, are merely assumptions, and actual returns will fluctuate from year to year. Nevertheless, these tables help show how the Cash Surrender Value and the Death Benefit change with investment experience.

The first column in the following illustrations shows the contract year. The second column, to provide context, shows what the aggregate amount would be if the assumed premiums had been invested in a savings account paying a 4% effective annual rate. Of course, if that were done, there would be no life insurance protection. The next four columns show the Death Benefit payable in each of the years shown for the four different assumed investment returns. Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the portfolios before any reduction is made for investment management fees or other Fund expenses. The net return reflects an average total annual expense ratio of the 127 Funds of 0.96%, and the daily deduction from the Certificate Fund of 0.45% per year for the first table, which is based on current charges, and 0.90% for the second table, which is based on maximum charges. Thus, assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.86%, 2.14%, 6.14%, and 10.14% respectively. The Death Benefits and Cash Surrender Values shown reflect the deduction of all expenses and charges both for the Subaccounts and under the Certificate.


The amounts shown assume that there is no loan or partial withdrawal.

Upon request, Prudential will provide comparable hypothetical illustrations for a Certificate reflecting the proposed Covered Person's age, risk class, proposed Face Amount of insurance, and proposed premium payments.

                                                            ILLUSTRATIONS

                                         GROUP VARIABLE UNIVERSAL LIFE INSURANCE CERTIFICATE
                                                   SPECIFIED FACE AMOUNT: $100,000
                                                            ISSUE AGE 40
                                       ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS FOR ALL YEARS
                                                        USING CURRENT CHARGES

                                               Death Benefit(1)                                 Cash Surrender Value(1)
                             ---------------------------------------------------  --------------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                                          Annual Investment Return of                         Annual Investment Return of
  End of        Premiums     ---------------------------------------------------  --------------------------------------------------
Certificate   Accumulated     0% Gross       4% Gross    8% Gross    12% Gross      0% Gross      4% Gross   8% Gross    12% Gross
   Year      at 4% per year  (-1.41% Net)  (2.59% Net)  (6.59% Net) (10.59% Net)  (-1.41% Net)  (2.59% Net) (6.59% Net) (10.59% Net)
-----------  --------------  ------------  -----------  ----------- ------------  ------------  ----------- ----------- ------------
     1          $  1,248       $100,914      $100,956     $106,997    $161,039      $   914       $   956     $   997     $  1,039
     2             2,546        101,815       101,936      102,068     102,188        1,815         1,936       2,060        2,188
     3             3,896        102,704       102,942      103,193     103,459        2,704         2,942       3,193        3,459
     4             5,300        103,580       103,974      104,401     104,864        3,580         3,974       4,401        4,864
     5             6,760        104,443       105,032      105,688     106,417        4,443         5,032       5,688        6,417
     6             8,278        105,151       105,972      106,911     107,984        5,151         5,972       6,911        7,984
     7             9,857        105,850       106,936      108,214     109,715        5,850         6,936       8,214        9,715
     8            11,499        106,538       107,925      109,603     111,631        6,538         7,925       9,603       11,631
     9            13,207        107,217       108,939      111,084     113,749        7,217         8,939      11,084       13,749
    10            14,984        107,886       109,980      112,662     116,091        7,886         9,980      12,662       16,091
    15            24,989        109,993       114,385      120,909     130,602        9,993        14,385      20,909       30,602
    20            37,163        110,392       117,659      130,341     152,486       10,392        17,659      30,341       52,486
    25            51,974        108,333       118,688      140,338     185,390        8,333        18,688      40,338       85,390
    30            69,994              0(2)    113,900      147,502     232,525            0(2)     13,900      47,502      132,525
    35            91,918              0             0(2)   145,593     297,480            0             0(2)   45,593      197,480
    40           118,592              0             0      142,968     404,904            0             0      42,968      304,904

------------
(1) Assumes no loan or partial withdrawal has been made.

(2) Zero value in cash value and death benefit indicates lapse of insurance coverage in the absence of a sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, FEDERAL AND
STATE INCOME TAXES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATE OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL
RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER ANY PERIOD OF TIME.

                                                                T-1

                                                            ILLUSTRATIONS

                                         GROUP VARIABLE UNIVERSAL LIFE INSURANCE CERTIFICATE
                                                   SPECIFIED FACE AMOUNT: $100,000
                                                            ISSUE AGE 40
                                       ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS FOR ALL YEARS
                                                  USING MAXIMUM CONTRACTUAL CHARGES

                                               Death Benefit(1)                                 Cash Surrender Value(1)
                             ---------------------------------------------------  --------------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                Assuming Hypothetical Gross (and Net)
                                          Annual Investment Return of                         Annual Investment Return of
  End of        Premiums     ---------------------------------------------------  --------------------------------------------------
Certificate   Accumulated     0% Gross       4% Gross    8% Gross    12% Gross      0% Gross      4% Gross   8% Gross    12% Gross
   Year      at 4% per year  (-1.86% Net)  (2.14% Net)  (6.14% Net) (10.14% Net)  (-1.86% Net)  (2.14% Net) (6.14% Net) (10.14% Net)
-----------  --------------  ------------  -----------  ----------- ------------  ------------  ----------- ----------- ------------

     1          $  1,248       $100,532      $100,504    $100,596     $100,628      $  512        $  544      $  576      $   608
     2             2,546        101,013       101,098     101,186      101,276         993         1,078       1,166        1,256
     3             3,896        101,443       101,600     101,768      101,945       1,423         1,580       1,748        1,925
     4             5,300        101,818       102,065     102,336      102,632       1,798         2,045       2,316        2,612
     5             6,760        102,136       102,489     102,887      103,334       2,116         2,469       2,867        3,314
     6             8,278        102,393       102,866     103,415      104,050       2,373         2,846       3,395        4,030
     7             9,857        102,588       103,193     103,915      104,777       2,568         3,173       3,895        4,757
     8            11,499        102,719       103,464     104,383      105,514       2,699         3,444       4,363        5,494
     9            13,207        102,782       103,674     104,811      106,255       2,762         3,654       4,791        6,235
    10            14,984        102,771       103,815     105,190      106,994       2,751         3,795       5,170        6,974
    15            24,989        101,296       103,035     105,821      110,217       1,276         3,015       5,801       10,197
    20            37,163              0(2)          0(2)  102,601      110,967           0(2)          0(2)    2,581       10,947
    25            51,974              0             0           0(2)   105,339           0             0           0(2)     5,319
    30            69,994              0             0           0            0(2)        0             0           0            0(2)
    35            91,918              0             0           0            0           0             0           0            0
    40           118,592              0             0           0            0           0             0           0            0

------------
(1) Assumes no loan or partial withdrawal has been made.

(2) Zero value in cash value and death benefit indicates lapse of insurance coverage in the absence of a sufficient additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING INTEREST RATES, FEDERAL
AND STATE INCOME TAXES, AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH SURRENDER VALUE FOR A CERTIFICATE WOULD BE DIFFERENT FROM
THOSE SHOWN IF THE ACTUAL RATE OF RETURN AVERAGED 0%, 4%, 8%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL CERTIFICATE YEARS. NO REPRESENTATIONS CAN BE MADE BY PRUDENTIAL OR THE FUNDS THAT THESE HYPOTHETICAL
RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER ANY PERIOD OF TIME.

                                                                T-2

                    GENERAL INFORMATION ABOUT PRUDENTIAL, THE
               PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2, AND THE
                 VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE
                                  CERTIFICATES


THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

The Prudential Insurance Company of America ("Prudential") is a mutual insurance company, founded in 1875 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in all states, in the District of Columbia, and in all United States territories and possessions. Prudential's consolidated financial statements begin on page A-1 and should be considered only as bearing upon Prudential's ability to meet its obligations under the Group Contracts and the insurance provided thereunder. Prudential and its affiliates act in a variety of capacities with respect to registered investment companies including as depositor, advisor, and principal underwriter.

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

The Prudential Variable Contract Account GI-2 (the "Separate Account") was established on June 14, 1988 under New Jersey law as a separate investment account. The Separate Account meets the definition of a "separate account" under the federal securities laws. The Separate Account holds assets that are segregated from all of Prudential's other assets.

The obligations arising under the Group Contracts and the Certificates are general corporate obligations of Prudential. Prudential is also the legal owner of the assets in the Separate Account. Prudential will at all times maintain assets in the Separate Account with a total market value at least equal to the liabilities relating to the benefits attributable to the Separate Account. These assets may not be charged with liabilities which arise from any other business Prudential conducts. In addition to these assets, the Separate Account's assets may include funds contributed by Prudential to commence operation of the Separate Account and may include accumulations of the charges Prudential makes against the Separate Account. From time to time, these additional assets will be transferred to Prudential's general account. Before making any such transfer, Prudential will consider any possible adverse impact the transfer might have on the Separate Account.


The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of Prudential. There are currently 127 Subaccounts within the Separate Account, each of which invests in a single corresponding portfolio of the Funds. Prudential reserves the right to take all actions in connection with the operation of the Separate Account that are permitted by applicable law (including those permitted upon regulatory approval).

THE FUNDS


Set out below is a list of each Fund, its investment objectives, investment management fees and other expenses, and its investment adviser. For certain of the Funds, policy information in addition to the Fund's fundamental investment objective is provided.

THE PRUDENTIAL SERIES FUND, INC.

The ten portfolios of the Series Fund in which the Separate Account may currently invest and their investment objectives and fees are as follows:


MONEY MARKET PORTFOLIO: The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations.

DIVERSIFIED BOND PORTFOLIO: A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.


CONSERVATIVE BALANCED PORTFOLIO: Achievement of a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.


FLEXIBLE MANAGED PORTFOLIO: Achievement of a high total return consistent with a portfolio having an aggressively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment manager to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high level of loss in an effort to achieve greater appreciation.


HIGH YIELD BOND PORTFOLIO: Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

STOCK INDEX PORTFOLIO: Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.


EQUITY INCOME PORTFOLIO: Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.


EQUITY PORTFOLIO: Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that are superior to broadly-based stock indices. Current income, if any, is incidental.


PRUDENTIAL JENNISON PORTFOLIO: Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

GLOBAL PORTFOLIO: Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issuers. Current income, if any, is incidental.

The other portfolios described in the accompanying Series Fund prospectus are not available in connection with these Group Contracts.


Prudential is the investment adviser of each of the portfolios of the Series Fund. Prudential's principal business address is Prudential Plaza, Newark, New Jersey 07102-3777. Prudential has a service agreement with its wholly-owned subsidiary The Prudential Investment Corporation ("PIC"), which provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a subadvisory agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio. Further detail is provided in the prospectus and statement of additional information for the Series Fund. Prudential, PIC and Jennison are registered as investment advisers under the Investment Advisers Act of 1940.

================================================================================
                                                                  Total Fund
                                       Investment     Other     Annual Expenses
        Funds                          Management    Expenses   (After Expense
                                          Fee                   Reimbursements)
--------------------------------------------------------------------------------
THE SERIES FUND
 Money Market Portfolio (1)              0.40%        0.04%          0.44%
 Diversified Bond Portfolio (1)          0.40%        0.04%          0.44%
 Conservative Balanced Portfolio (1)     0.55%        0.03%          0.58%
 Flexible Managed Portfolio (1)          0.60%        0.03%          0.63%
 High Yield Bond Portfolio (1)           0.55%        0.06%          0.61%
 Stock Index Portfolio (1)               0.35%        0.03%          0.38%
 Equity Income Portfolio (1)             0.40%        0.03%          0.43%
 Equity Portfolio (1)                    0.45%        0.03%          0.48%
 Prudential Jennison Portfolio (1)       0.60%        0.19%          0.79%
 Global Portfolio (1)                    0.75%        0.31%          1.06%

================================================================================

(1) SERIES FUND. With respect to the Series Fund portfolios, except for the Global Portfolio, Prudential reimburses a portfolio when its ordinary operating expenses, excluding taxes, interest, and brokerage commissions exceed 0.75% of the portfolio's average daily net assets. The amounts listed for the portfolios under other expenses are based on amounts incurred in the last fiscal year. The Prudential Jennison Portfolio commenced operations in 1995. Consequently, the figures shown as other expenses and total fund annual expenses are based on actual amounts from May 1, 1995 through May 1, 1996. It is anticipated that as average net assets of the portfolio grow, the magnitude of other expenses will decrease and become comparable to that of other portfolios.

AIM VARIABLE INSURANCE FUNDS, INC.

The portfolios of the AIM Variable Insurance Funds, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

AIM V.I. CAPITAL APPRECIATION FUND: A diversified portfolio which seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

AIM V.I. GROWTH FUND: A diversified portfolio which seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by AIM to have strong earnings momentum.

AIM V.I. GROWTH AND INCOME FUND: A diversified portfolio which seeks to provide growth of capital, with current income as a secondary objective by investing primarily in dividend paying common stocks which have prospects for both growth of capital and dividend income.

AIM V.I. INTERNATIONAL EQUITY FUND: A diversified portfolio which seeks to provide long-term growth of capital by investing in international equity securities, the issuers of which are considered by AIM to have strong earnings momentum.

AIM V.I. VALUE FUND: A diversified portfolio which seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

AIM Advisors, Inc. ("AIM") serves as the investment advisor to each Fund. AIM's principal business address is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046-1173. The principal underwriter of the funds is AIM Distributors, a subsidiary of AIM, located at 11 Greenway Plaza, Suite 1919, Houston, Texas 77046-1173.

================================================================================
                                       Investment
                  Funds                Management      Other       Total Fund
                                           Fee       Expenses    Annual Expenses
--------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Capital Appreciation Fund      0.65%        0.10%          0.75%
  AIM V.I. Growth Fund                    0.65%        0.19%          0.84%
  AIM V.I. Growth and Income Fund         0.65%        0.52%          1.17%
  AIM V.I. International Equity Fund      0.75%        0.40%          1.15%
  AIM V.I. Value Fund                     0.65%        0.10%          0.75%
================================================================================


ALLIANCE CAPITAL

The portfolios of the Alliance Variable Products Series Fund, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

GLOBAL DOLLAR GOVERNMENT PORTFOLIO: Seeks a high level of current income through investing substantially all of its assets in U.S. and non-U.S. fixed-income securities denominated only in U.S. dollars.

GROWTH PORTFOLIO: Seeks long-term growth of capital by investing primarily in common stocks and other equity securities.

GROWTH AND INCOME PORTFOLIO: Seeks to balance the objectives of reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

INTERNATIONAL PORTFOLIO: Seeks to obtain a total return on its assets from long-term growth of capital and from income principally through a broad portfolio of marketable securities of established non-United States companies (or United States companies having their principal activities and interests outside the United States), companies participating in foreign economies with prospects for growth, and foreign government securities.

PREMIER GROWTH PORTFOLIO: Seeks growth of capital rather than current income. In pursuing its investment objective, the Premier Growth Portfolio will employ aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. This portfolio is not intended for investors whose principal objective is assured income or preservation of capital.

QUASAR PORTFOLIO: Seeks growth of capital by pursuing aggressive investment policies. This portfolio invests in a diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation.

TECHNOLOGY PORTFOLIO: Seeks growth of capital through investment in companies expected to benefit from advances in technology. This portfolio will invest principally in a diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.

Alliance Capital Management L.P. ("Alliance") is the investment adviser to each of the above-mentioned funds. Alliance's principal business address is 1345 Avenue of the Americas, New York, New York 10105. The principal underwriter of the funds is Alliance Fund Distributors, Inc., a subsidiary of Alliance, located at 1345 Avenue of the Americas, New York, New York 10105.


================================================================================
                                                                   Total Fund
                                         Investment    Other     Annual Expenses
               Funds                     Management   Expenses   (After Expense
                                            Fee                  Reimbursements)
--------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES
FUND, INC.
 Global Dollar Government Portfolio (1)    0.00%       0.95%          0.95%
 Growth Portfolio (1)                      0.43%       0.52%          0.95%
 Growth and Income Portfolio (1)           0.63%       0.16%          0.79%
 International Portfolio (1)               0.00%       0.95%          0.95%
 Premier Growth Portfolio (1)              0.76%       0.19%          0.95%
 Quasar  Portfolio (1)                     0.00%       0.95%          0.95%
 Technology Portfolio (1)(2)               0.00%       0.95%          0.95%

================================================================================

(1) Net of expense reimbursement. The expenses of the following Portfolios, before expense reimbursements, would be: Global Dollar Government Portfolio: investment management fees .75%, other expenses 4.07% and total fund annual expenses 4.82%; Growth Portfolio: investment management fees .75%, other expenses .52% and total fund annual expenses 1.27%; Growth and Income Portfolio: investment management fees .63%, other expenses .16% and total fund annual expenses .79%; International Portfolio: investment management fees 1.00%, other expenses 1.99% and total fund annual expenses 2.99%; Premier Growth Portfolio: investment management fees 1.00%, other expenses .19% and total fund annual expenses 1.19%; Quasar Portfolio: investment management fees 1.00%, other expenses 1.55% and total fund annual expenses 2.55%; and the Technology
Portfolio: investment management fees 1.00%, other expenses 1.55% and total fund annual expenses 2.55%.

(2)  Estimated

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

The portfolios of American Century Variable Portfolios, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

 GROWTH PORTFOLIO: Seeks capital growth over time by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

INTERNATIONAL PORTFOLIO: Seeks capital growth over time by investing in common stocks of foreign companies considered to have better-than-average prospects for appreciation.

VALUE PORTFOLIO: Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objectives by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

The investment adviser for each fund is American Century Investment Management, Inc. ("ACIM"). ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The principal underwriter of the funds is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

================================================================================
                    Funds                                Total Fund
                                                       Annual Expenses
--------------------------------------------------------------------------------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  Growth Portfolio (1)                                     1.00%
  International Portfolio (1)                              1.50%
  Value Portfolio (1)                                      1.00%
================================================================================

(1)  Fees are all-inclusive.

THE BERGER FUNDS

The portfolios of the Berger Institutional Products Trust ("Berger IPT") in which the Separate Account may currently invest and their investment objectives and fees are as follows:

BERGER IPT - 100 FUND: The investment objective of the Berger IPT - 100 Fund is long term capital appreciation. The Berger IPT - 100 Fund seeks to achieve this objective by investing primarily in common stocks of established companies which are believed to offer favorable growth prospects. Current income is not an investment objective of the Berger IPT - 100 Fund, and any income produced will be a by-product of the effort to achieve the Fund's objective.

BERGER IPT - GROWTH AND INCOME FUND: The primary investment objective of the Berger IPT - Growth and Income Fund is capital appreciation. A secondary objective is to provide a moderate level of current income. The Berger IPT - Growth and Income Fund seeks to achieve these objectives by investing primarily in common stocks and other securities, such as convertible securities or preferred stocks, which the Fund's advisor believes offer favorable growth prospects and are expected to also provide current income.

BERGER IPT - SMALL COMPANY GROWTH FUND: The investment objective of the Berger IPT - Small Company Growth Fund is capital appreciation. The Berger IPT - Small Company Growth Fund seeks to achieve this objective by investing primarily in equity securities (including common and preferred stocks, convertible debt securities and other securities having equity features) of small growth companies with market capitalization of less than $1 billion at the time of the initial purchase.

Berger Associates, Inc. ("Berger") is the investment adviser and principal underwriter to each of the above-mentioned Berger funds. Berger's principal business address is 210 University Boulevard, Suite 900, Denver, Colorado 80206.

================================================================================
                                          Investment
                      Funds               Management    Other      Total Fund
                                             Fee      Expenses  Annual Expenses
--------------------------------------------------------------------------------
BERGER INSTITUTIONAL PRODUCTS TRUST
 Berger IPT - 100 Fund (1)                  0.75%       0.22%        0.97%
 Berger IPT - Growth & Income Fund (1)      0.75%       0.22%        0.97%
 Berger IPT - Small Company Growth
  Fund (1)                                  0.90%       0.22%        1.12%
===============================================================================

(1)  Based on estimated expenses for the Funds' first year of operations.

DREYFUS CORPORATION FUNDS

The portfolios of the Dreyfus Variable Investment Fund, the Dreyfus Socially Responsible Growth Fund, and the Dreyfus Stock Index Fund in which the Separate Account may currently invest and their investment objectives and fees are as follows:

CAPITAL APPRECIATION PORTFOLIO: Seeks to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This portfolio invests primarily in the common stocks of domestic and foreign issuers.

DISCIPLINED STOCK PORTFOLIO: Seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Index. This portfolio will use quantitative statistical modeling techniques to construct a portfolio in an attempt to achieve its investment objective, without assuming undue risk relative to the broad stock market.

GROWTH AND INCOME PORTFOLIO: Seeks to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

INTERNATIONAL EQUITY PORTFOLIO: Seeks to maximize capital growth. This portfolio invests primarily in equity securities of foreign issuers located throughout the world.

INTERNATIONAL VALUE PORTFOLIO: Seeks long-term capital growth. This portfolio invests primarily in a portfolio of publicly-traded equity securities of foreign issuers which would be characterized as "value" companies according to criteria established by The Dreyfus Corporation.

MANAGED ASSETS PORTFOLIO: Seeks to maximize total return, consisting of capital appreciation and current income. This portfolio follows an asset allocation strategy by investing in equity securities, debt securities and money market instruments of domestic and foreign issuers.

MONEY MARKET PORTFOLIO: Seeks to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This portfolio invests in short-term money market instruments.

QUALITY BOND PORTFOLIO: Seeks to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. This portfolio invests principally in the debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and U.S. major banking institutions.

SMALL CAP PORTFOLIO: Seeks to maximize capital appreciation. This portfolio invests primarily in common stocks of domestic and foreign issuers. This portfolio will be particularly alert to companies that The Dreyfus Corporation considers to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services, or processes which should enhance prospects for growth in future earnings.

SMALL COMPANY STOCK PORTFOLIO: Seeks to provide investment results that are greater than the total return performance in publicly-traded common stocks in the aggregate, as represented by the Russell 2500(TM) Index. This portfolio invests primarily in a portfolio of equity securities of small to medium-sized domestic issuers, while attempting to maintain volatility and diversification similar to that of the Russell 2500(TM) Index.

SOCIALLY RESPONSIBLE GROWTH FUND: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

STOCK INDEX FUND: Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

The Dreyfus Corporation ("Dreyfus") is the investment adviser to each of the above-mentioned portfolios and funds. Dreyfus' principal business address is 200 Park Avenue, New York, New York 10166. The principal underwriter of the portfolios and funds is Premier Mutual Fund Services, Inc., located at 60 State Street, Boston, Massachusetts 02109.

================================================================================
                                                                 Total Fund
                                        Investment   Other     Annual Expenses
                   Funds                Management  Expenses   (After Expense
                                           Fee                 Reimbursements)
--------------------------------------------------------------------------------
DREYFUS FUNDS
 Capital Appreciation Portfolio (1)       0.73%      0.12%          0.85%
 Disciplined Stock Portfolio (1)(2)       0.75%      0.25%          1.00%
 Growth and Income Portfolio (1)          0.72%      0.20%          0.92%
 International Equity Portfolio (1)       0.30%      1.29%          1.59%
 International Value Portfolio (1)(2)     1.00%      0.50%          1.50%
 Managed Assets Portfolio (1)             0.75%      0.19%          0.94%
 Money Market Portfolio (1)               0.47%      0.15%          0.62%
 Quality Bond Portfolio (1)               0.61%      0.20%          0.81%
 Small Cap Portfolio (1)                  0.75%      0.08%          0.83%
 Small Company Stock Portfolio (1)(2)     0.75%      0.25%          1.00%
 Socially Responsible Growth Fund (1)     0.69%      0.58%          1.27%
 Stock Index Fund (1)(3)                  0.25%      0.14%          0.39%
================================================================================

(1) From time to time, the portfolios' investment advisers at their sole discretion may waive all or part of their fees and/or voluntarily assume certain portfolio expenses. For a more complete description of the portfolios' fees and expenses, see the portfolios' prospectuses. As of the date of the last prospectus, certain fees are being waived or expenses are being assumed, in each case on a voluntary basis. Without such waivers or reimbursements, the investment management fees, other expenses and total fund annual expenses that would have been incurred for the last completed fiscal year, December 31, 1995, would be - Capital Appreciation: 0.75%, 0.12% and 0.87%; Growth and Income:
0.75%, 0.20% and 0.95%; International Equity: 0.75%, 1.29% and 2.04%; Managed
Assets: 0.75%, 0.19% and 0.94%; Money Market: 0.50%, 0.15% and 0.65%; Quality
Bond: 0.65%, 0.20% and 0.85%; Small Cap: 0.75%, 0.08% and 0.83%; Socially
Responsible Growth: 0.75%, 0.58% and 1.33%; and Stock Index: 0.25%, 0.17% and 0.42%. There is no guarantee that this reimbursement will continue in the future.

(2) The Disciplined Stock, International Value and Small Company Stock Portfolios did not commence operations during 1995. These numbers are annualized estimates of the expenses that each portfolio expects to incur during fiscal year 1996.

(3) The Stock Index Fund expense information has been restated to reflect current fees.

FRANKLIN TEMPLETON

The portfolios of the Franklin Valuemark Funds in which the Separate Account may currently invest and their investment objectives and fees are as follows:

CAPITAL GROWTH FUND: Seeks capital appreciation, with current income as a secondary consideration, by investing primarily in equity securities, including common stocks and securities convertible into common stocks.

GROWTH AND INCOME FUND: Seeks capital appreciation, with current income return as a secondary objective, by investing primarily in U.S. common stocks, securities convertible into common stocks, and preferred stocks.

INCOME SECURITIES FUND: Seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of domestic and foreign, including developing markets, debt obligations and/or equity securities. Debt obligations include high yield, high risk, lower rated obligations (commonly referred to as "junk bonds") which involve increased risks related to the creditworthiness of their issuers.

RISING DIVIDENDS FUND: Seeks capital appreciation, primarily through investment in the equity securities of companies that have paid consistently rising dividends over the past ten years. Preservation of capital is also an important consideration. The Fund seeks current income incidental to capital appreciation.

SMALL CAP FUND: Seeks long-term capital growth by investing primarily in equity securities of small capitalization growth companies. The Fund may also invest in foreign securities, including those of developing markets issuers.

TEMPLETON DEVELOPING MARKETS EQUITY FUND: Seeks long-term capital appreciation through investing primarily in equities of issuers in countries having developing markets.

TEMPLETON GLOBAL GROWTH FUND: Seeks long-term growth through a flexible policy of investing in stocks and debt obligations of companies and governments of any nation, including developing markets. The realization of income, if any, is only incidental to accomplishment of the fund's objective of long-term capital growth.

TEMPLETON INTERNATIONAL EQUITY FUND: Seeks long-term growth of capital. Under normal conditions, the fund will invest at least 65% of its total assets in an internationally mixed portfolio of foreign equity securities which trade on markets in countries other than the U.S., including developing markets, and are
(i) issued by companies domiciled in countries other than the U.S., or (ii) issued by companies that derive at least 50% of either their revenues or pre-tax income from activities outside of the U.S.

TEMPLETON INTERNATIONAL SMALLER COMPANIES FUND: Seeks long-term capital appreciation by investing primarily in equity securities of smaller companies outside the U.S., including developing markets.

TEMPLETON PACIFIC GROWTH FUND: Seeks long-term growth of capital, primarily through investing at least 65% of its total assets in equity securities which trade on markets in the Pacific Rim, including developing markets, and are (i) issued by companies domiciled in the Pacific Rim or (ii) issued by companies that derive at least 50% of either their revenues or pre-tax income from activities in the Pacific Rim.

Franklin Advisers, Inc. is the investment adviser to the Capital Growth Fund, the Growth & Income Fund, the Income Securities Fund, the Small Cap Fund, the Templeton International Equity Fund and the Templeton Pacific Growth Fund. In addition, Franklin Advisers, Inc. employs Templeton Investment Counsel, Inc. to act as sub- advisor to the Templeton International Equity Fund and the Templeton Pacific Growth Fund. Franklin Advisers, Inc.'s principal business address is 777 Mariners Island Boulevard, P.O. Box 7777, San Mateo, California 94403- 7777. The investment adviser for the Rising Dividends Fund is Franklin Advisory Services, Inc. Franklin Advisory Services, Inc.'s principal business address is One Parker Plaza, Sixteenth Floor, Fort Lee, New Jersey 07024. The investment adviser for the Templeton Developing Markets Fund is Templeton Asset Management Ltd. ("TAM"). TAM's principal business address is 7 Temasek Boulevard, #38-03, Suntec Tower One, Singapore, 038987. The investment adviser for the Templeton Global Growth Fund is Templeton Global Advisors Limited ("TGA"). TGA's principal business address is Lyford Cay, Nassau, N.P., Bahamas. The investment adviser for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. ("TIC"). TIC's principal business address is Broward Financial Centre, Suite 2100, Fort Lauderdale, Florida 33394. The principal underwriter of the funds is Franklin Templeton Investor Services, Inc., a subsidiary of Franklin Resources, Inc., located at 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, California 94403-7777.

================================================================================
                                         Investment
                                         Management
                         Funds            and Fund       Other     Total Fund
                                       Administration  Expenses  Annual Expenses
                                            Fee
--------------------------------------------------------------------------------
FRANKLIN VALUEMARK FUNDS
 Capital Growth Fund (1)(2)(3)             0.75%         0.04%       0.79%
 Growth & Income Fund (1)(2)               0.49%         0.03%       0.52%
 Income Securities Fund (1)(2)             0.47%         0.04%       0.51%
 Rising Dividends Fund (1)(2)              0.75%         0.03%       0.78%
 Small Cap Fund (1)(2)(4)                  0.75%         0.15%       0.90%
 Templeton Developing Markets Equity
  Fund (1)(2)                              1.25%         0.16%       1.41%
 Templeton Global Growth Fund (1)(2)       0.93%         0.04%       0.97%
 Templeton International Equity
  Fund (1)(2)                              0.83%         0.09%       0.92%
 Templeton International Smaller
 Companies Fund (1)(2)(3)                  1.00%         0.10%       1.10%
 Templeton Pacific Growth Fund (1)(2)      0.90%         0.11%       1.01%
================================================================================

(1) The fund administration fee is a direct expense of the Templeton International Smaller Companies Fund; other funds pay for similar services indirectly through the investment management fee.

(2) The investment management fees for each fund are based on a percentage of that fund's assets under management.

(3) The Capital Growth Fund and Templeton International Smaller Companies Fund commenced operations May 1, 1996. The expenses shown are estimated expenses for the funds for 1996.

(4) The Small Cap Fund commenced operations November 1, 1995. The expenses shown are estimated expenses for the fund for 1996.

IAI RETIREMENT FUNDS, INC.

The portfolios of the IAI Retirement Funds, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

IAI BALANCED PORTFOLIO: Seeks to maximize total return to investors by investing in a broadly diversified portfolio of stocks, bonds and short-term investments.

IAI REGIONAL PORTFOLIO: Seeks capital appreciation by investing at least 80% of its equity investments in companies which have their headquarters in Minnesota, Wisconsin, Iowa, Illinois, Nebraska, Montana, North Dakota, or South Dakota.

IAI RESERVE PORTFOLIO: Seeks to provide its shareholders with high levels of capital stability and liquidity and, to the extent consistent with these primary objectives, a high level of current income. The portfolio invests primarily in a diversified portfolio of investment grade bonds and other debt securities of similar quality. The portfolio's dollar weighted average maturity will not exceed twenty-five (25) months.

Investment Advisers, Inc. ("IAI") is the investment adviser to each of the above-mentioned funds. IAI's principal business address is 3700 First Bank Place, P.O. Box 357, Minneapolis, Minnesota 55440-0357. The principal underwriter of the funds is IAI Mutual Funds, Inc., a subsidiary of IAI, located at 3700 First Bank Place, P.O. Box 357, Minneapolis, Minnesota 55440-0357.

================================================================================
                                                                  Total Fund
                                     Investment       Other     Annual Expenses
         Portfolios                  Management     Expenses    (After Expense
                                         Fee                    Reimbursements)
--------------------------------------------------------------------------------
IAI RETIREMENT FUNDS
  IAI Balanced Portfolio (1)            0.65%         0.60%          1.25%
  IAI Regional Portfolio (1)            0.65%         0.60%          1.25%
  IAI Reserve Portfolio (1)             0.45%         0.40%          0.85%
================================================================================

(1) The expense figures shown are net of expense reimbursements from Investment Advisers, Inc. Without such reimbursements, investment management fees and total fund annual expenses for the portfolios are estimated as follows: 0.65% and 5.29% for IAI Balanced Portfolio, 0.65% and 1.64% for IAI Regional Portfolio, and 0.45% and 2.62% for IAI Reserve Portfolio.

INVESCO FUNDS

The portfolios of the INVESCO Variable Investment Funds, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

DYNAMICS FUND: Seeks appreciation of capital through aggressive investment policies. The Dynamics Fund invests primarily in common stocks of U.S. companies traded on national securities exchanges and over-the-counter.

HEALTH SCIENCES FUND: Seeks capital appreciation by normally investing at least 80% of its total assets in equity securities of companies that develop, produce, or distribute products or services related to health care.

INDUSTRIAL INCOME FUND: Seeks the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities. The fund normally invests at least 65% of its total assets in dividend-paying common stocks. Up to 10% of the fund's total assets may be invested in other income-producing securities such as corporate bonds. The fund also has the flexibility to invest in other types of securities.

SMALL COMPANY GROWTH FUND: Seeks long-term capital growth. The Small Company Growth Fund invests primarily in small-capitalization equity securities of U.S. companies traded "over-the-counter."

TECHNOLOGY FUND: Seeks capital appreciation. The Technology Fund normally invests at least 80% of its total assets in equity securities of companies in technology-related industries such as computers, communications, video, electronics, oceanography, office and factory automation, and robotics.

TOTAL RETURN FUND: Seeks a high total return on investment through capital appreciation and current income. The Total Return Fund seeks to achieve its investment objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

UTILITIES FUND: Seeks capital appreciation and income. The assets of the Utilities Fund are invested primarily in equity securities of companies principally engaged in business as public utilities.

INVESCO Funds Group, Inc. ("INVESCO") serves as the investment adviser and principal underwriter of each of the above-mentioned funds. INVESCO's principal business address is 7800 E. Union Avenue, Denver, Colorado 80217-3706.

================================================================================
                                                                  Total Fund
                                       Investment      Other    Annual Expenses
                    Funds              Management    Expenses   (After Expense
                                           Fee                  Reimbursements)
--------------------------------------------------------------------------------
INVESCO VARIABLE INVESTMENT FUNDS
 Dynamics Fund (1)                        0.60%        0.30%         0.90%
 Health Sciences Fund (1)                 0.75%        0.25%         1.00%
 Industrial Income Fund                   0.75%        0.28%         1.03%
 Small Company Growth Fund (1)            0.75%        0.25%         1.00%
 Technology Fund (1)                      0.75%        0.25%         1.00%
 Total Return Fund                        0.75%        0.26%         1.01%
 Utilities Fund                           0.60%        1.20%         1.80%
================================================================================

(1) Expenses for the Dynamics Fund, the Health Sciences Fund, the Small Company Growth Fund and the Technology Fund are estimated. INVESCO is currently absorbing certain of these Funds' expenses.

JANUS ASPEN SERIES

The portfolios of the Janus Aspen Series in which the Separate Account may currently invest and their investment objectives and fees are as follows:

AGGRESSIVE GROWTH PORTFOLIO: A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on securities issued by medium-sized companies.

BALANCED PORTFOLIO: A diversified portfolio that seeks long-term growth of capital consistent with preservation of capital and balanced by current income. The portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

FLEXIBLE INCOME PORTFOLIO: A diversified portfolio that seeks to maximize total return from a combination of income and capital appreciation, although income will normally be the dominant component of total return. The portfolio invests in many types income-producing securities and may have substantial holdings of debt securities rated below investment grade.

GROWTH PORTFOLIO: A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on issuers with larger market capitalizations.

INTERNATIONAL GROWTH PORTFOLIO: A diversified portfolio that seeks long-term growth of capital by investing primarily in the common stocks of foreign issuers.

WORLDWIDE GROWTH PORTFOLIO: A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

Janus Capital Corporation ("Janus Capital") serves as the investment adviser and principal underwriter to each of the above-mentioned portfolios. Janus Capital's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4923.

================================================================================
                                                                   Total Fund
                                       Investment                Annual Expenses
                                       Management      Other     (After Expense
               Funds                       Fee       Expenses    Reimbursements)
--------------------------------------------------------------------------------
JANUS ASPEN SERIES
  Aggressive Growth Portfolio (1)         0.75%        0.11%          0.86%
  Balanced Portfolio (1)                  0.82%        0.55%          1.37%
  Flexible Income Portfolio (1)           0.65%        0.42%          1.07%
  Growth Portfolio (1)                    0.65%        0.13%          0.78%
  International Growth Portfolio (1)      0.84%        1.85%          2.69%
  Worldwide Growth Portfolio (1)          0.68%        0.22%          0.90%
================================================================================

(1) The fees and expenses in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1995. The information for each portfolio other than the Flexible Income Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth, International Growth and Worldwide Growth portfolios reduce the investment management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the investment management fee and then against other expenses. Without such waivers or reductions, the investment management fee, other expenses and total fund annual expenses would have been 0.82%, 0.11% and 0.93% for Aggressive Growth Portfolio; 1.00%, 0.55% and 1.55% for Balanced Portfolio; 0.85%, 0.13% and 0.98% for Growth Portfolio; 1.00%, 2.57% and 3.57% for International Growth Portfolio; and 0.87%, 0.22% and 1.09% for Worldwide Growth Portfolio, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon 90 days notice to the Trustees.

KEMPER INVESTORS FUND

The portfolios of the Kemper Investors Fund in which the Separate Account may currently invest and their investment objectives and fees are as follows:

GOVERNMENT SECURITIES PORTFOLIO: Seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

GROWTH PORTFOLIO: Seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

HIGH YIELD PORTFOLIO: Seeks to provide a high level of current income by investing in fixed-income securities.

HORIZON 5 PORTFOLIO: Designed for investors with approximately a 5 year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

HORIZON 10+ PORTFOLIO: Designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

HORIZON 20+ PORTFOLIO: Designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

INTERNATIONAL PORTFOLIO: Seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

INVESTMENT GRADE BOND PORTFOLIO: Seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

MONEY MARKET PORTFOLIO: Seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments.

SMALL CAP GROWTH PORTFOLIO: Seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

SMALL CAP VALUE PORTFOLIO: Seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.

TOTAL RETURN PORTFOLIO: Seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

VALUE PORTFOLIO: Seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies.

VALUE+GROWTH PORTFOLIO: Seeks growth of capital through professional management of a portfolio of growth and value stocks.

Zurich Kemper Investments, Inc., ("ZKI", formerly named Kemper Financial Services, Inc.) serves as investment manager for each of the portfolios other than the Value Portfolio and the Small Cap Value Portfolio. Dreman Value Advisors ("DVA"), a wholly owned subsidiary of ZKI, serves as the investment manager for the Value and the Small Cap Value Portfolio. ZKI's principal business address is 120 South LaSalle Street, Chicago, Illinois 60603. DVA's principal business address is 10 Exchange Place, 20th Floor, Jersey City, New Jersey 07302. Kemper Distributors, Inc. serves as the principal underwriter of the portfolios and is located at 120 South LaSalle Street, Chicago, Illinois 60603.

================================================================================
                                          Investment                 Total Fund
                                          Management       Other       Annual
                Funds                        Fee         Expenses     Expenses
--------------------------------------------------------------------------------
KEMPER INVESTORS FUND
  Government Securities Portfolio            0.55%         0.10%        0.65%
  Growth Portfolio                           0.60%         0.04%        0.64%
  High Yield Portfolio                       0.60%         0.05%        0.65%
  Horizon 5 Portfolio (1)                    0.60%         0.15%        0.75%
  Horizon 10+ Portfolio (1)                  0.60%         0.15%        0.75%
  Horizon 20+ Portfolio (1)                  0.60%         0.15%        0.75%
  International Portfolio                    0.75%         0.17%        0.92%
  Investment Grade Bond Portfolio (1)        0.60%         0.15%        0.75%
  Money Market Portfolio                     0.50%         0.05%        0.55%
  Small Cap Growth Portfolio (1)             0.65%         0.22%        0.87%
  Small Cap Value Portfolio (1)              0.75%         0.15%        0.90%
  Total Return Portfolio                     0.55%         0.05%        0.60%
  Value Portfolio (1)                        0.75%         0.15%        0.90%
  Value+Growth Portfolio (1)                 0.75%         0.15%        0.90%
================================================================================

(1)  Estimated first-year expenses

MFS VARIABLE INSURANCE TRUST

The portfolios of the MFS Variable Insurance Trust in which the Separate Account may currently invest and their investment objectives and fees are as follows:

MFS BOND SERIES: Seeks primarily to provide as high a level of current income as is believed consistent with prudent investment risk and secondarily to protect shareholders' capital.

MFS EMERGING GROWTH SERIES:  Seeks long-term growth of capital.

MFS GROWTH WITH INCOME SERIES: Seeks to provide reasonable current income and long-term growth of capital and income.

MFS HIGH INCOME SERIES: Seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed-income securities, some of which may involve equity features.

MFS LIMITED MATURITY SERIES: Seeks primarily to provide as high a level of current income as is believed to be consistent with prudent investment risk and secondarily to protect shareholders' capital.

MFS MONEY MARKET SERIES: Seeks as high a level of current income as is considered consistent with the preservation of capital and liquidity.

MFS RESEARCH SERIES: Seeks to provide long-term growth of capital and future income.

MFS TOTAL RETURN SERIES: Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS UTILITIES SERIES: Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

MFS VALUE SERIES:  Seeks capital appreciation.

MFS WORLD GOVERNMENT SERIES: Seeks not only preservation, but also growth, of capital, together with moderate current income.

The investment adviser for each series is Massachusetts Financial Services Company ("MFS"). MFS' principal business address is 500 Boylston Street, Boston, Massachusetts 02116. The principal underwriter of the series is MFS Fund Distributors, Inc. located at 500 Boylston Street, Boston, Massachusetts 02116.

================================================================================
                                         Investment
                                         Management                Total Fund
                                          and Fund               Annual Expenses
                                       Administration    Other   (After Expense
                   Funds                    Fee        Expenses  Reimbursements)
--------------------------------------------------------------------------------
MFS VARIABLE INSURANCE TRUST
  MFS Bond Series (1)(4)                   0.60%         0.40%        1.00%
  MFS Emerging Growth Series (1)(4)        0.75%         0.25%        1.00%
  MFS Growth with Income Series (1)(4)     0.75%         0.25%        1.00%
  MFS High Income Series (1)(4)            0.75%         0.25%        1.00%
  MFS Limited Maturity Series (1)(4)       0.55%         0.45%        1.00%
  MFS Money Market Series (2)(4)           0.50%         0.10%        0.60%
  MFS Research Series (1)(4)               0.75%         0.25%        1.00%
  MFS Total Return Series (1)(4)           0.75%         0.25%        1.00%
  MFS Utilities Series (1)(4)              0.75%         0.25%        1.00%
  MFS Value Series (1)(4)                  0.75%         0.25%        1.00%
  MFS World Government Series (3)(4)       0.75%         0.25%        1.00%
================================================================================

(1) MFS has agreed to bear, subject to reimbursement, expenses for each of the Bond Series, Emerging Growth Series, Growth with Income Series, High Income Series, Limited Maturity Series, Research Series, Total Return Series, Utilities Series and Value Series such that each series' aggregate operating expenses shall not exceed on an annualized basis, 1.00% of the average daily net assets of the series from November 2, 1994 through December 31, 1996, 1.25% of the average daily net assets of the series from January 1, 1997 through December 31, 1998, and 1.50% of the average daily net assets of the series from January 1, 1999 through December 31, 2004; provided however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, other expenses and total fund annual expenses would be 1.00% and 1.75%, respectively for the Value Series. Absent this expense arrangement, other expenses for the Bond Series, Emerging Growth Series, Growth with Income Series, High Income Series, Limited Maturity Series, Research Series, Total Return Series and Utilities Series would be 43.25%, 2.16%, 20.69%, 3.63%, 1.00%, 3.15%, 2.02% and
     2.33%, respectively, and total fund annual expenses would be 43.85%, 2.91%, 21.44%, 4.38%, 1.55%, 3.90%, 2.77% and 3.08%, respectively.

(2) MFS has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the Money Market Series, such that the series' aggregate operating expenses do not exceed, on an annualized basis, 0.60% of its average daily net assets. Absent this expense arrangement, other expenses and total fund annual expenses would be 21.04% and 21.54%, respectively.

(3) MFS has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the World Government Series such that the series' aggregate operating expenses do not exceed, on an annualized basis, 1.00% of its average daily net assets. Absent this expense arrangement, other expenses and total fund annual expenses would be 1.24% and 1.99%, respectively.

(4) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). Any such fee reductions are not reflected under other expenses.

NEUBERGER & BERMAN MANAGEMENT, INC.

The portfolios of the Neuberger & Berman Advisers Management Trust in which the Separate Account may currently invest and their investment objectives and fees are as follows:

N&B AMT GROWTH PORTFOLIO: Seeks capital growth through investments in common stocks of companies believed to be under-valued and having above-average potential for capital appreciation. The portfolio is heavily diversified among a number of stocks to limit risk.

N&B AMT LIMITED MATURITY BOND PORTFOLIO: Seeks the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. Investments are made in a diversified portfolio of short- to intermediate-term U.S. Government and Agency securities and primarily investment grade debt securities issued by financial institutions, corporations, and others.

N&B AMT PARTNERS PORTFOLIO: Invests primarily in common stocks of established companies, using the value-oriented investment approach. Capital growth is sought through an investment approach that is designed to increase capital with reasonable risk. Investments are made in securities that are believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow, and support from asset values.

N&B Management ("N&B") serves as the investment manager of the portfolios and is also the principal underwriter of the portfolios. N&B's principal business address is 605 Third Avenue, New York, New York 10158-0180.

================================================================================
                                             Investment
                                             Management/              Total Fund
                                           Administrative   Other       Annual
                 Funds                          Fees       Expenses    Expenses
--------------------------------------------------------------------------------
NEUBERGER & BERMAN ADVISERS
MANAGEMENT TRUST
  N&B AMT Growth Portfolio                      0.83%        0.09%       0.92%
  N&B AMT Limited Maturity Bond Portfolio       0.65%        0.13%       0.78%
  N&B AMT Partners Portfolio                    0.84%        0.11%       0.95%
================================================================================

PUTNAM MUTUAL FUNDS

The funds of the Putnam Capital Manager Trust in which the Separate Account may currently invest and their investment objectives and fees are as follows:

PCM ASIA PACIFIC GROWTH FUND: Seeks capital appreciation by investing primarily in securities of companies located in Asia and the Pacific Basin.

PCM DIVERSIFIED INCOME FUND: Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: U.S. Government sector, high yield sector (which invests primarily in what are commonly referred to as "junk bonds"), and international sector.

PCM GLOBAL ASSET ALLOCATION FUND: Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

PCM GLOBAL GROWTH FUND: Seeks capital appreciation through a globally diversified common stock portfolio.

PCM GROWTH AND INCOME FUND: Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

PCM HIGH YIELD FUND: Seeks high current income by investing primarily in high-yielding, lower-rated fixed income securities (commonly referred to as "junk bonds"), constituting a diversified portfolio which is believed by management not to involve undue risk to income or principal. Capital growth is a secondary objective when consistent with high current income.

PCM MONEY MARKET FUND: Seeks to achieve as high a level of current income as is believed by management to be consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

PCM NEW OPPORTUNITIES FUND: Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which management believes possess above-average long-term growth potential.

PCM U.S. GOVERNMENT AND HIGH QUALITY BOND FUND: Seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by Standard & Poor's or Moody's or, if not rated, determined by management to be of comparable quality.

PCM UTILITIES GROWTH AND INCOME FUND: Seeks capital growth and current income by concentrating its investments in securities issued by companies in the public utilities industries.

PCM VOYAGER FUND: Aggressively seeks capital appreciation primarily from a portfolio of common stocks of companies that management believes have potential for capital appreciation which is significantly greater than that of the market averages.

Putnam Investment Management, Inc. ("PIM") is the investment manager to each of the above-mentioned funds. PIM's principal business address is One Post Office Square, Boston, Massachusetts 02109. The principal underwriter of the funds is Putnam Mutual Funds, located at One Post Office Square, Boston, Massachusetts 02109.

================================================================================
                                                                   Total Fund
                                       Investment                Annual Expenses
                                       Management      Other     (After Expense
               Funds                       Fee       Expenses    Reimbursements)
--------------------------------------------------------------------------------
PUTNAM CAPITAL MANAGER TRUST
  PCM Asia Pacific Growth Fund (2)        0.80%        0.90%         1.70%
  PCM Diversified Income Fund             0.70%        0.15%         0.85%
  PCM Global Asset Allocation Fund        0.70%        0.14%         0.84%
  PCM Global Growth Fund                  0.60%        0.15%         0.75%
  PCM Growth and Income Fund              0.52%        0.05%         0.57%
  PCM High-Yield Fund                     0.70%        0.09%         0.79%
  PCM Money Market Fund                   0.45%        0.12%         0.57%
  PCM New Opportunities Fund              0.70%        0.14%         0.84%
  PCM U.S. Government and High
      Quality Bond Fund                   0.61%        0.09%         0.70%
  PCM Utilities Growth and Income
      Fund (1)                            0.70%        0.08%         0.78%
  PCM Voyager Fund                        0.62%        0.06%         0.68%
================================================================================

(1) On July 11, 1996, shareholders approved an increase in the fees payable to Putnam Management under the Management Contract for the Utilities Growth and Income Fund. The investment management fees and total fund annual expenses shown in the table have been restated to reflect the increase. Actual investment management fees and total fund annual expenses were 0.60% and 0.68%, respectively.

(2) The annualized total fund expenses and investment management fees shown above for the Asia Pacific Growth Fund reflect the termination of an expense limitation in effect for the period. Actual annualized investment management fees and total fund annual expenses would have been 0.33% and 1.22%, respectively.

THE ROYCE PORTFOLIOS

The portfolios of Royce Capital Trust in which the Separate Account may currently invest and their investment objectives and fees are as follows:

ROYCE MICRO-CAP PORTFOLIO: Seeks long-term capital appreciation, primarily through investments in common stocks and convertible securities of small and micro-cap companies. Production of income is incidental to this objective.

ROYCE PREMIER PORTFOLIO: Seeks long-term growth and secondarily current income by investing in a limited portfolio of common stocks and convertible securities viewed as having superior financial characteristics and/or unusually attractive business prospects.

ROYCE TOTAL RETURN PORTFOLIO: Seeks to have an equal focus on both long term growth of capital and current income by investing in a broadly diversified portfolio of dividend paying common stocks of companies selected on a value basis.

Quest Advisory Corp. ("Quest") serves as the investment manager of the portfolios. Quest's principal business address is 1414 Avenue of the Americas, New York, New York 10019. The principal underwriter of the portfolios is Quest Distributors, Inc., 1414 Avenue of the Americas, New York, New York 10019.

================================================================================
                                         Investment                Total Fund
                                         Management              Annual Expenses
                                         Fee (after     Other    (After Expense
              Funds                       waivers)    Expenses   Reimbursements)
--------------------------------------------------------------------------------
THE ROYCE PORTFOLIOS
  Royce Micro-Cap Portfolio (1)            0.00%        1.99%         1.99%
  Royce Premier Portfolio (1)              0.00%        1.99%         1.99%
  Royce Total Return Portfolio (1)         0.00%        1.99%         1.99%
================================================================================

(1) Investment management fees would be 1.50%, 1.00% and 1.00% and total fund annual expenses would be 3.49%, 2.99% and 2.99% for the Micro-Cap Portfolio, the Premier Portfolio, and the Total Return Portfolio, respectively, without the waivers of investment management fees by Quest. Quest has voluntarily committed to waive its fees through December 31, 1997 to the extent necessary to maintain total fund annual expenses of each Fund at or below 1.99%.

SCUDDER VARIABLE LIFE INVESTMENT FUND

The portfolios of the Scudder Variable Life Investment Fund in which the Separate Account may currently invest and their investment objectives and fees are as follows:

BALANCED PORTFOLIO: Seeks a balance of growth and income, as well as long-term preservation of capital, from a diversified portfolio of equity and fixed income securities.

GLOBAL DISCOVERY PORTFOLIO: Seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located around the world.

GROWTH & INCOME PORTFOLIO: Seeks long-term growth of capital, current income and growth of income from a portfolio consisting of common stocks and securities convertible into common stocks.

INTERNATIONAL PORTFOLIO: Seeks long-term growth of capital principally from a diversified portfolio of foreign equity securities.

The investment adviser for each portfolio is Scudder, Stevens & Clark, Inc. ("Scudder"). Scudder's principal business address is Two International Place, Boston, Massachusetts 02110-4103. The principal underwriter of the portfolios is Scudder Investor Services, Inc., a Scudder subsidiary, located at Two International Place, Boston, Massachusetts 02110-4103.

================================================================================
                                                          Other       Total Fund
                                         Management  Expenses (after    Annual
               Funds                         Fee      reimbursement)   Expenses
--------------------------------------------------------------------------------
SCUDDER VARIABLE LIFE INVESTMENT FUND
  Balanced Portfolio                        0.475%         0.175%       0.650%
  Global Discovery Portfolio (1)            0.975%         0.525%       1.500%
  Growth & Income Portfolio (2)             0.469%         0.281%       0.750%
  International Portfolio                   0.875%         0.205%       1.080%
================================================================================

(1) Because the Global Discovery Portfolio did not commence operations until May 1, 1996, the other expenses (after reimbursement) and total fund annual expenses are estimates.

(2) Scudder, Stevens & Clark, Inc. voluntarily did not impose part of its investment management fee in 1995. Had the fee been imposed, the ratio of total fund annual expenses to average net assets for the year ended December 31, 1995 would have been 0.756% for the Growth and Income Portfolio.

THE STRONG FUNDS

The Strong Funds in which the Separate Account may currently invest and their investment objectives and fees are as follows:

STRONG DISCOVERY FUND II: Seeks capital growth by investing in securities that are believed to represent attractive growth opportunities. The fund's investment advisor seeks companies, regardless of size or maturity, that are poised for accelerated earnings growth due to innovative products or services, new management, or favorable economic or market cycles.

STRONG GROWTH FUND II: Seeks capital growth by investing in securities that are believed to have above-average growth prospects. The fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued.

STRONG INTERNATIONAL STOCK FUND II: Seeks capital growth by investing in securities of issuers located outside the United States. The fund will normally invest in securities of issuers in at least three different countries.

STRONG SPECIAL FUND II: Seeks capital growth by investing in equity securities and currently emphasizes investments in medium-sized companies that the investment advisor believes are under-researched and attractively valued. The fund's investment advisor looks for companies with fundamental value or growth potential that is not yet reflected in their current market prices. The fund's investments are likely to consist, in part, in securities in small and medium-sized companies.

The investment adviser for each fund is Strong Capital Management, Inc. ("Strong"). Strong's principal business address is P.O. Box 2936, Milwaukee, Wisconsin 53201. The principal underwriter of the funds is Strong Funds Distributors, Inc., located at P.O. Box 2936, Milwaukee, Wisconsin 53201.

================================================================================
                                          Investment                 Total Fund
                                          Management       Other       Annual
                Funds                        Fee         Expenses     Expenses
--------------------------------------------------------------------------------
THE STRONG FUNDS
  Strong Discovery Fund II (1)              1.000%        0.200%       1.200%
  Strong Growth Fund II (1)(2)              1.000%        0.240%       1.240%
  Strong International Stock Fund II (1)    1.000%        0.870%       1.870%
  Strong Special Fund II (1)                1.000%        0.150%       1.150%
================================================================================

(1)  As of September 30, 1996.

(2) Other expenses for the Strong Growth Fund II are estimated, as the fund is still unfunded.

T. ROWE PRICE VARIABLE FUNDS

The portfolios of the T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and the T. Rowe Price Fixed Income Series, Inc. in which the Separate Account may currently invest and their investment objectives and fees are as follows:

EQUITY INCOME PORTFOLIO: Seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation.

INTERNATIONAL STOCK PORTFOLIO: Seeks to provide capital appreciation through investment primarily in established companies based outside the United States.

LIMITED-TERM BOND PORTFOLIO: Seeks to provide a high level of income consistent with moderate fluctuation in principal value by investing primarily in investment-grade, corporate bonds.

MID-CAP GROWTH PORTFOLIO: Seeks to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The portfolio will focus on companies with superior earnings growth potential that are no longer considered new or emerging, but are not yet well-established.

NEW AMERICA GROWTH PORTFOLIO: Seeks to provide long-term capital growth by investing primarily in common stocks of U.S. growth companies operating in service industries. The portfolio invests in the stocks of large and small service companies expected by the fund's investment advisor to show superior earnings growth.

PERSONAL STRATEGY BALANCED PORTFOLIO: Seeks the highest total return over time consistent with an emphasis on both capital appreciation and income by investing in a diversified portfolio of stocks, bonds, and money market securities.

PRIME RESERVE PORTFOLIO: Seeks preservation of capital, liquidity, and the highest possible income consistent with these goals by investing in high-quality, U.S. dollar-denominated money market securities.

The investment manager for each portfolio, except the International Stock Portfolio, is T. Rowe Price Associates, Inc. ("T. Rowe Price"). T. Rowe Price's principal business address is 100 East Pratt Street, Baltimore, Maryland 21202. Rowe Price-Fleming International Inc. ("Price-Fleming"), an affiliate of T. Rowe Price, serves as investment adviser to the International Stock Portfolio and its U.S. office is located at 100 East Pratt Street, Baltimore, Maryland 21202.
T. Rowe Price also serves as the principal underwriter of the portfolios.

================================================================================
                                          Investment                 Total Fund
                                          Management       Other       Annual
                Funds                        Fee         Expenses     Expenses
--------------------------------------------------------------------------------
T. ROWE PRICE VARIABLE FUNDS
  Equity Income Portfolio (1)                0.00%         0.00%        0.85%
  International Stock Portfolio (1)          0.00%         0.00%        1.05%
  Limited-Term Bond Portfolio (1)            0.00%         0.00%        0.70%
  Mid-Cap Growth Portfolio (1)               0.00%         0.00%        0.85%
  New America Growth Portfolio (1)           0.00%         0.00%        0.85%
  Personal Strategy Balanced Portfolio (1)   0.00%         0.00%        0.90%
  Prime Reserve Portfolio (1)                0.00%         0.00%        0.55%
================================================================================

(1)  Fees are all-inclusive.

WARBURG PINCUS PORTFOLIOS

The portfolios of Warburg Pincus Trust in which the Separate Account may currently invest and their investment objectives and fees are as follows:

EMERGING MARKETS PORTFOLIO: Seeks long-term growth of capital by investing primarily in equity securities of non-U.S. issuers consisting of companies in emerging securities markets.

INTERNATIONAL EQUITY PORTFOLIO: Seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of non-U.S. issuers.

POST-VENTURE CAPITAL PORTFOLIO: Seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy.

SMALL COMPANY GROWTH PORTFOLIO: Seeks capital growth by investing in equity securities of small-sized domestic companies.

The investment adviser for each portfolio is Warburg Pincus Funds ("Warburg"). Warburg's principal business address is 466 Lexington Avenue, New York, New York 10017-3147. The principal underwriter of the portfolios is Counsellors Securities, a Warburg subsidiary, located at 466 Lexington Avenue, New York, New York 10017-3147.

================================================================================
                                                                   Total Fund
                                       Investment                Annual Expenses
                                       Management      Other     (After Expense
            Portfolios                     Fee       Expenses    Reimbursements)
--------------------------------------------------------------------------------
WARBURG PINCUS TRUST
  Emerging Markets Portfolio (1)          0.60%        0.80%         1.40%
  International Equity Portfolio (2)      0.27%        1.17%         1.44%
  Post-Venture Capital Portfolio (3)      0.64%        0.76%         1.40%
  Small Company Growth Portfolio (4)      0.67%        0.58%         1.25%
================================================================================

(1) Absent the anticipated waiver of fees by the investment advisor and co-administrator, investment management fees for the Emerging Markets Portfolio would equal 1.25%; other expenses would equal .75%; and total fund annual expenses would equal 2.00%. Other expenses for the Emerging Markets Portfolio are based on annualized estimates of expenses for the fiscal year ending December 31, 1996, net of any fee waivers or expense reimbursements. The investment adviser has undertaken to limit the Emerging Markets Portfolio's total fund annual expenses through December 31, 1996.

(2) Investment management fees, other expenses, and total fund annual expenses are based on actual expenses for the fiscal year ended December 31, 1995, net of any fee waivers or expense reimbursements. Without such waivers or reimbursements, investment management fees for the International Equity Portfolio would have equalled 1.00%; other expenses would have equalled 1.21% and total fund annual expenses would have equalled 2.21%. The investment adviser had undertaken to reduce or otherwise limit total fund annual expenses through December 31, 1995; there is no assurance that these undertakings will continue.

(3) Absent the anticipated waiver of fees by the investment adviser and co-administrator, investment management fees for the Post-Venture Capital Portfolio would equal 1.25%; other expenses would equal .81%; and total fund annual expenses would equal 2.06%. Other expenses for the Post-Venture Capital Portfolio are based on annualized estimates of expenses for the fiscal year ending December 31, 1996, net of any fee waivers or expense reimbursements. The investment adviser has undertaken to limit the Post-Venture Capital Portfolio's total fund annual expenses through December 31, 1996.

(4) Investment management fees, other expenses, and total fund annual expenses are based on actual expenses for the fiscal year ended December 31, 1995, net of any fee waivers or expense reimbursements. Without such waivers or reimbursements, investment management fees for the Small Company Growth Portfolio would have equalled .90%; other expenses would have equalled .60%; and total fund annual expenses would have equalled 1.50%. The investment adviser had undertaken to reduce or otherwise limit total fund annual expenses through December 31, 1995; there is no assurance that these undertakings will continue.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, AND RESTRICTIONS, THEIR EXPENSES, THE RISKS ATTENDANT TO INVESTMENT THEREIN, AND ALL OTHER ASPECTS OF THEIR OPERATIONS IS CONTAINED IN THE ACCOMPANYING PROSPECTUSES FOR EACH AVAILABLE FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE MET.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE SERIES FUND) HAVE BEEN PROVIDED TO PRUDENTIAL BY THE FUNDS, AND HAVE NOT BEEN INDEPENDENTLY VERIFIED BY PRUDENTIAL.

THE FIXED ACCOUNT

A Participant may elect to allocate all or part of the amount in his or her Certificate Fund to the Fixed Account. The amount so allocated or transferred becomes part of Prudential's general assets, commonly referred to as the general account. Subject to applicable law, Prudential has sole discretion over the investment of the assets of the general account, and Participants do not share in the investment experience of those assets. Instead, Prudential guarantees that the part of the Certificate Fund allocated to the Fixed Account will accrue interest daily at a rate that Prudential declares periodically. This rate may not be less than an effective annual rate of 4%, but Prudential may in its sole discretion periodically declare a higher rate. At least annually and on request, a Participant will be advised of the interest rate that currently applies to his or her Certificate. Under certain Group Contracts, interest rates may be determined based on the contract year the premium payments were received.

By allocating premium payments to the Fixed Account in amounts sufficient to cover the monthly Certificate fund charges, a Participant can use the Certificate as a way to obtain life insurance coverage, with little or no accumulation of Cash Surrender Value. Even such a Participant retains, of course, the option to build a Cash Surrender Value by paying larger premiums and applying the excess amount to any of the investment options available under the Certificate.


Transfers from the Fixed Account are subject to strict limits. See TRANSFERS, page 27. The payment of any Cash Surrender Value attributable to the Fixed Account may be delayed for up to 6 months. See WHEN PROCEEDS ARE PAID, page 40.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and Prudential has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Fixed Account are not subject to the provisions of these Acts, and Prudential has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosures concerning the Fixed Account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy of statements made in a prospectus.

                   DETAILED INFORMATION ABOUT THE CERTIFICATES


ISSUANCE OF A CERTIFICATE

Eligible Group Members wishing to obtain insurance coverage through the Group Contract must complete the appropriate enrollment form and undergo any required medical underwriting, including in some cases a medical examination. If the enrollment form is accepted, Prudential will issue a Certificate to that individual (the "Participant") which will describe the rights, benefits, coverage, and obligations with respect to the coverage. The minimum Face Amount for a Certificate is $10,000. The maximum age at which a Certificate may initially be issued is generally 74. The maximum age beyond which a person may no longer be covered under a Certificate is generally 100. At age 100, the Participant may: (1) elect to receive the Cash Surrender Value of the Certificate; (2) elect to purchase Paid-Up Insurance; or (3) continue to hold the Certificate. If option 3 is chosen, monthly charges attributable to the cost of insurance and additional insurance benefits will be waived and the Death Benefit will equal the Certificate Fund reduced by any Certificate Debt and any past due monthly charges. Prudential believes a cash distribution upon termination of coverage will be subject to the same tax treatment as other cash surrenders. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37. Particular Group Contracts may provide that coverage under a Certificate will terminate at less than age 100. Participants should refer to their particular Certificate and Group Contract for the details of when coverage will terminate.

Generally, the Participant is the Covered Person under a Certificate. Some Group Contracts, however, may permit an Eligible Group Member to also apply for a Certificate naming his or her spouse as the Covered Person. A separate Certificate will be issued for such spousal coverage but, under each Certificate the Participant and/or Assignee(s) are the only persons eligible to exercise the rights provided under the Certificate.

APPLICANT OWNER PROVISION

The "applicant owner provision," included as part of the Group Contract, allows an "eligible applicant owner" to apply for insurance coverage on the life of an Eligible Group Member. An "eligible applicant owner" is a person other than the Eligible Group Member who may be, but is not limited to, the Eligible Group Member's spouse, child, parent, grandparent, grandchild, sister, brother, or the trustee of any trust of which the Eligible Group Member is the grantor. At any one time, only one person may be an "eligible applicant owner" with respect to a Certificate.

The "eligible applicant owner" must complete the appropriate enrollment form, which may require the Eligible Group Member to undergo any required medical underwriting, including in some cases a medical examination. The enrollment form must also be signed by the Eligible Group Member. If the enrollment form is accepted, Prudential will issue a Certificate to the "eligible applicant owner" which will describe the rights, benefits, coverage, and obligations with respect to the coverage. References in this prospectus to "Participant" will be deemed to include reference to an "eligible applicant owner".


SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK".


Generally, a Certificate may be returned for a refund within 10 days after it is received by the Participant. Some states allow a longer period of time during which a Certificate may be returned for a refund. A refund can be requested by mailing or delivering the Certificate to Prudential (or Prudential's designated agent) at the address specified in the Certificate. The Participant who exercises his or her short-term cancellation right will receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable state law so requires, the Participant will then receive a refund of all premium payments made, plus or minus any change due to investment experience in the value of the invested portion of the premiums, calculated as if no charges had been made against the Separate Account or the Funds. During the first 20 days following the Certificate Date, premium payments will be invested in a money market fund. Prudential also reserves the right to limit contributions during the Free Look period.

PROCEDURES

The procedures for submitting enrollment forms, premium payments, transfer orders, reallocations, loan or withdrawal requests or other communications relating to the Participant's insurance will depend on the specific terms of the particular Group Contract. Under some Group Contracts, communications relating to a Participant's insurance may be submitted to the Contractholder or its agent who then passes the communications on to Prudential. Under some Group Contracts, the Participant may communicate directly with Prudential (or Prudential's designated agent) with respect to certain types of transactions. Each Group Contract and the Certificates issued thereunder will set forth the applicable procedures, so a Participant should consult those documents in determining how to submit a payment or document, make transfers, request loans and withdrawals, or reallocate premium payments. In all cases, enrollment forms and other documents, payments, orders and all other communications will be deemed received by Prudential when received in good order at the address specified in the Certificate.

PREMIUMS

Participants will generally have flexibility in determining the amount and timing of premium payments, although a Participant may be required to pay an appropriate specified initial premium in order to become a Participant. The minimum initial premium will vary by group, but will always be no more than 50% of the Guideline Annual Premium. A Certificate will remain in force so long as the Certificate Fund is sufficient to cover monthly charges. In general, if the Certificate Fund minus Certificate Debt and outstanding charges on any Monthiversary is insufficient to cover the charges for that month, then the coverage will be in default and a grace period will begin. See LAPSE, page 35. Some Contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not go into default even if the Certificate Fund is insufficient to cover monthly charges. Participants should refer to their particular Certificates for the details of this default protection.


In addition to any premium paid on a routine basis, for example through salary deduction, a Participant may make additional premium payments at any time, subject to any applicable charges. There is no minimum amount for premiums paid on a routine basis, but any additional premium payment must be at least $100. Prudential reserves the right to limit the amount of such additional premiums.


The method by which premiums will be paid will be set forth in the Group Contract. Some Participants will make payments to the Contractholder (or its agent), which will then remit them to Prudential as premium payments. Prudential will then allocate premium payments it receives to the Participant's investment options according to the instructions received. Other Participants will make payments directly to Prudential at the address specified in their Certificate or authorize Prudential (or Prudential's designated agent) to receive payment using electronic funds transfers or credit/debit cards. There may be higher monthly administrative charges when premium payments are made directly to Prudential. See CHARGES AND EXPENSES, page 31.

Due to the payment of additional premiums, or investment growth, the total amount of insurance may have to be increased for the insurance to continue to qualify as life insurance for federal tax purposes. In addition, if a Participant makes premium payments in excess of certain limits, the tax status of the insurance may change to that of a "Modified Endowment Contract" under
Section 7702A of the Internal Revenue Code, which could be significantly disadvantageous from a tax standpoint. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37. Prudential reserves the right not to accept or to return any premium payment which would cause a Participant's insurance to fail to qualify as life insurance under applicable tax laws, or which would increase the Death Benefit by more than it increases the Certificate Fund.

EFFECTIVE DATE OF INSURANCE

A Participant's insurance will go into effect on the first Contract Monthiversary after his or her enrollment form for participation under the Group Contract, including underwriting, if any, is approved. That effective date is the Certificate Date.

ALLOCATION OF PREMIUMS

BEFORE OR ON CERTIFICATE DATE. All premium payments (less any applicable charges) received before the Certificate Date will not be invested and will be deposited, for the benefit of the Participant, in Prudential's general account. All premium payments received on the Certificate Date will be applied to the money market fund chosen by the Contractholder as of the Certificate Date, after the deduction of any applicable charges, see CHARGES AND EXPENSES, page 31. Such Net Premiums will be invested as of the Certificate Date in the money market fund chosen by the Contractholder for 20 days and will thereafter be allocated to the investment options selected by the Participant.

AFTER CERTIFICATE DATE. Premiums paid after the Certificate Date will be reduced by any applicable charges. See CHARGES AND EXPENSES, page 31. Assuming the Certificate has been effective for 20 days, such Net Premiums will be allocated to the investment options selected by the Participant as of the end of the Valuation Period in which Prudential (or Prudential's designated agent) receives such premium payments. Premium payments received within the first 20 days after the Certificate Date will be applied to the money market fund chosen by the Contractholder.

CHANGING PREMIUM ALLOCATIONS. If his or her insurance is not in default, a Participant may change the way in which premiums are allocated among the available investment option(s). Such a change will be effective as of the end of the Valuation Period during which Prudential (or Prudential's designated agent) receives the Participant's request on a form approved by Prudential. The minimum percentage that a Participant may allocate to any available Subaccount or the Fixed Account is 5%, and all allocations must be in whole percentages. Currently, there is no transaction charge for reallocating future premiums, although Prudential reserves the right to impose a transaction charge in the future.

TRANSFERS

If his or her insurance is not in default, a Participant may transfer amounts from one available Subaccount to another available Subaccount, or to the Fixed Account. There is no limit on the number of transfers among available Subaccounts or to the Fixed Account. Under certain Group Contracts, Prudential may reserve the right to impose a transaction charge of up to $20 for each transfer in a Certificate Year after the twelfth transfer in that Certificate Year.

Transfers will take effect as of the end of the Valuation Period in which a proper transfer request is received by Prudential (or Prudential's designated agent) on a form approved by Prudential. The request may be in terms of dollars, such as a request to transfer $10,000 from one available Subaccount to another available Subaccount, or may be in terms of a percentage reallocation among available Subaccounts. The minimum amount that may be transferred from any one investment option is $100 or the entire balance in that investment option, whichever is less. For transfer requests in percentage terms, as with premium reallocations, the percentages must be in whole numbers and no allocation may be less than 5%.

Transfers from the Fixed Account to the available Subaccounts are currently permitted once each Certificate Year. The amount of that transfer cannot exceed $5,000 or 25% of the balance in the Fixed Account, whichever is greater. Such transfer requests will take effect as of the end of the Valuation Period in which a proper transfer request is received by Prudential (or Prudential's designated agent) on a form approved by Prudential. These limits are subject to change in the future.

DOLLAR COST AVERAGING

Each Group Contract will include a provision under which a Participant may elect Dollar Cost Averaging ("DCA"). DCA enables a Participant to systematically transfer specified dollar amounts or percentages from a money market Subaccount to the other available Subaccounts at regular intervals. The Participant can elect that a certain number of transfers be made under the DCA feature. Once the designated number of transfers has been made, DCA will terminate.

DCA may be selected by establishing a money market subaccount value of at least $1,000. The minimum transfer amount is $100. All DCA transfers will be made effective as of the end of the first Valuation Period following the first of the month. Election of this arrangement may occur at any time by properly completing the DCA election form and returning it to the address specified on the form. If the DCA election form is received by the tenth day of the month, then DCA processing will commence during the next month. If the DCA election form is received after the tenth day of a month, then DCA processing will commence during the month immediately following the next succeeding month. Any transfers made pursuant to DCA are not counted in determining the number of transfers subject to the transfer charge.

DCA will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the money market Subaccount value is insufficient to complete the next transfer; (3) Prudential (or Prudential's designated agent) receives a written request for termination by the tenth of the month in order to cancel the transfer scheduled to take effect the following month (written requests received after the tenth day of the month will take effect during the month immediately following the next succeeding month); or (4) the Certificate is lapsed, surrendered or otherwise terminated.

There is currently no charge for DCA. Prudential reserves the right to charge for this feature in the future.

The main objective of DCA is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to an available Subaccount with each transfer, more Subaccount units are purchased if the Subaccount unit value is low, and fewer Subaccount units are purchased if the unit value is high. Therefore, a lower than average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

DEATH BENEFITS

A Death Benefit is payable upon the death of the Covered Person. The Death Benefit is generally the Face Amount of the Certificate, plus the value of the Certificate Fund as of the date of death. The Death Benefit otherwise payable will be reduced by any Certificate Debt and any past due monthly charges. If the insurance is kept in force for several years and/or substantial premium payments are made, the Certificate Fund may grow to a point where it is necessary to increase the Death Benefit in order to ensure that the insurance will satisfy the Internal Revenue Code's definition of life insurance. In that case, the Death Benefit (before the subtraction of Certificate Debt and unpaid charges) must, under most Group Contracts, at least equal the following "corridor percentage" of the Certificate Fund based on the insured's Attained Age:

     INSURED'S             CORRIDOR              INSURED'S            CORRIDOR
   ATTAINED AGE           PERCENTAGE           ATTAINED AGE          PERCENTAGE
   ------------           ----------           ------------          ----------

       0-40                   250%                  70                  115%
        41                    243                   71                  113
        42                    236                   72                  111
        43                    229                   73                  109
        44                    222                   74                  107
       ----                   ---                   --                  ---
        45                    215                   75                  105
        46                    209                   76                  105
        47                    203                   77                  105
        48                    197                   78                  105
        49                    191                   79                  105
       ----                   ---                   --                  ---
        50                    185                   80                  105
        51                    178                   81                  105
        52                    171                   82                  105
        53                    164                   83                  105
        54                    157                   84                  105
       ----                   ---                   --                  ---
        55                    150                   85                  105
        56                    146                   86                  105
        57                    142                   87                  105
        58                    138                   88                  105
        59                    134                   89                  105
       ----                   ---                   --                  ---
        60                    130                   90                  105
        61                    128                   91                  104
        62                    126                   92                  103
        63                    124                   93                  102
        64                    122                   94                  101
       ----                   ---                   --                  ---
        65                    120                   95                  100
        66                    119                   96                  100
        67                    118                   97                  100
        68                    117                   98                  100
        69                    116                   99                  100



Alternatively, certain Group Contracts may be issued under the cash value accumulation test of the Internal Revenue Code. In such a case, the Death Benefit under a Certificate (before the subtraction of Certificate Debt and unpaid charges) must at least equal the Certificate Fund divided by the Net Single Premium per dollar of insurance for the covered person's attained age. For this purpose, Net Single Premiums are based upon the 1980 Commissioners' Standard Ordinary Mortality Table (Male, Age Last Birthday) at 4.0% (the "1980 CSO Table").

The Death Benefit may be received in a lump sum. Alternatively, Prudential or the Contractholder may elect for Death Benefits to be deposited into Prudential's Alliance Account. However, the Participant or beneficiary can receive the Death Benefit in the form of a check upon request instead of having the Death Benefit deposited to the Alliance Account.

The Alliance Account is an interest-bearing account that holds the Death Benefit while the Participant or the beneficiary takes time to consider other options. The Participant or the beneficiary has complete ownership of funds held in the Alliance Account, and may draw on all or part of their funds by writing a draft. Interest earnings in the Alliance Account are compounded daily and credited monthly. Proceeds placed in the Alliance Account can be transferred to other modes of settlement at any time. The proceeds contained in the Alliance Account are part of Prudential's general account.

The Participant or the beneficiary may arrange with Prudential for the Death Benefit to be paid in another mode of settlement other than the payment options listed above. The following settlement options can be selected by the Participant or the beneficiary if the Death Benefit is $1,000 or more. More than one option can be selected.

OPTION 1:  PAYMENTS FOR A FIXED PERIOD

       The Death Benefit plus interest is paid over a fixed number of years (1 -
       25). The payment may be received monthly, quarterly, semi-annually or annually. The payment amount will be higher or lower depending on the period selected.

       The interest rate can change, but will not be less than the guaranteed rate shown in the claim settlement certificate that a Participant or beneficiary will receive. The Participant or beneficiary may withdraw the total present value of payments not yet made at any time.

OPTION 2:  PAYMENTS IN INSTALLMENTS FOR LIFE

       The Death Benefit provides monthly payments in installments for as long as the beneficiary lives. The beneficiary may choose a guaranteed minimum payment period (5, 10 or 20 years) or an installment refund, which will guarantee that the sum of the payments equals the amount of the Death Benefit payable under this option. If the beneficiary dies before Prudential has made all guaranteed payments, Prudential will pay the present value of the remaining guaranteed payments to a payee the beneficiary designated.

OPTION 3:  INTEREST INCOME

       The Death Benefit remains with Prudential and earns interest. This option allows the Participant or beneficiary to leave the Death Benefit with Prudential and choose another settlement option at a later time. Withdrawals of $100 or more (including the entire unpaid Death Benefit) can be made at any time. The interest income payment may be received monthly, quarterly, semi-annually or annually.

       The interest rate can change, but will not be less than the guaranteed rate shown in the claim settlement certificate that a Participant or beneficiary will receive.

OPTION 4:  PAYMENTS OF A FIXED AMOUNT

       The Participant or beneficiary receives a guaranteed specified sum for a limited number of years. This guaranteed specified sum represents a return of the principal (Death Benefit) and interest paid over the selected number of years. The payment may be received monthly, quarterly, semi-annually or annually.

       The interest rate can change, but will not be less than the guaranteed rate shown in the claim settlement certificate that a Participant or beneficiary will receive. Any interest credited will be used to extend the payment period.

OPTION 5:  CERTIFICATE OF DEPOSIT

       The Death Benefit is used to purchase a certificate of deposit that is issued by The Prudential Bank. Certificates of Deposit (CDs) are investments that allow a Participant or beneficiary to choose a variety of short-and long-term deposit options. They are designed to pay interest monthly, quarterly, semi-annually, annually or at maturity. Interest rates are guaranteed for the term of the CD. There is generally a $10,000 minimum amount for this option.

Under each of the above options, each payment must generally be at least $20.

A beneficiary life claim guide is available upon request. This guide explains in more detail the modes of payment and settlement options that are available.

CHANGES IN FACE AMOUNT


Some Group Contracts may allow Participants to elect to increase the Face Amount of their insurance at certain times. Other Group Contracts may provide for increasing Face Amounts based on factors such as salary increases. Additional underwriting requirements may have to be satisfied in either case. An increase in the Face Amount will result in higher insurance charges because the net amount at risk for Prudential will increase.

Some Group Contracts may also permit Participants to decrease the Face Amount of their insurance at certain times. In no event, however, may the Face Amount be decreased below $10,000 or below the minimum amount required to maintain the insurance's status as life insurance under the federal tax laws.


Under certain Group Contracts, there may be a retirement/age related adjustment in the Participant's Face Amount. Under the retirement/age adjustment provision, the Face Amount is adjusted at a predetermined age or qualifying event ("triggering event") to an amount equal to five times the then-existing value of the Certificate Fund. However, in no event will the adjusted Face Amount exceed the then-existing Face Amount or be less than

$25,000. This adjustment in the Face Amount occurs at the latest of retirement, age 70, or the tenth Certificate Anniversary. For Portable Certificates and Certificates issued under the Dependent Benefits Life coverage, the adjustment will occur at the latest of age 70 or the tenth Certificate Anniversary. The retirement/age adjustment to the Participant's Face Amount will be determined as of the end of the Valuation Period in which the triggering event occurs but the actual adjustment to the Participant's Face Amount will be effective the first contract Monthiversary following this determination.

An increase or decrease in Face Amount, or the addition or removal of certain additional insurance benefits, may create the potential for the insurance to be treated as a Modified Endowment Contract under the Internal Revenue Code. This is particularly true of decreases in Face Amount during the first seven years that insurance is in force. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37. In addition, a decrease in coverage may limit the amount of premiums that a Participant may contribute in the future.

CHARGES AND EXPENSES

The maximum deductions and charges described below will not be increased by Prudential with respect to any Certificate in effect regardless of any changes in mortality and expense experience. Where current charges are lower than maximum charges, Prudential reserves the right to increase the current charges, although it has no present intention to do so. Participants should refer to their particular Group Contract and Certificate for further information on applicable charges.

CHARGES DEDUCTED FROM PREMIUMS. The following charges are deducted from premium payments before they are invested in the Separate Account or the Fixed Account.

1. Charges for Taxes Attributable to Premiums. A charge for taxes attributable to premiums is deducted from each premium payment. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based on the amount of premium received by Prudential. That charge is currently made up of two parts. The first part is for state and local premium taxes and is currently equal to 2.25% of the premium received by Prudential. For certain Group Contracts, the charge may equal up to 5%. The second part is for federal income taxes measured by premiums and is currently equal to 0.35% of premiums received. Prudential believes that this second charge is a reasonable estimate of the increased cost for premium-based federal income taxes resulting from a 1990 change in the Internal Revenue Code. These charges may be increased if the cost of Prudential's taxes related to premium payments are increased.


2. Processing Fee. A charge of up to $2 may be deducted from each premium payment from a Participant to cover the costs of collecting and processing premiums. This charge may be reduced or eliminated on certain Group Contracts. See REDUCTION OF CHARGES, page 32.

3. Sales Charge. A sales charge may be deducted to pay part of the costs Prudential incurs in selling the Group Contract and the coverage under the Group Contract, including commissions, advertising and the printing and distribution of prospectuses and sales literature. The maximum charge is equal to 3.5% of each premium payment. This charge may be reduced or eliminated on certain Group Contracts. See REDUCTION IN CHARGES, page 32.

MONTHLY CERTIFICATE FUND CHARGES. The following charges are deducted monthly from the Certificate Fund, pro-rata from each Subaccount and the Fixed Account. Monthly Certificate Fund charges will generally be processed on the Monthiversary. However, under certain Group Contracts, monthly Certificate Fund charges for a particular Monthiversary may be made when premiums are received by Prudential (or its designated agent) from the Contractholder. Under no Group Contract, however, will the monthly Certificate Fund charges for any given Monthiversary be deducted later than 45 days past the applicable Monthiversary.



1. Cost of Insurance. On each contract Monthiversary, Prudential will deduct a charge for the cost of the Participant's insurance. When a Covered Person dies, the amount paid to the beneficiary is larger than the Certificate Fund. The cost of insurance charges are designed to enable Prudential to pay this larger Death Benefit. The charge is determined by multiplying the "net amount at risk" under a Certificate (the amount by which the Certificate's Death Benefit, computed as if there was no Certificate Debt, exceeds the Certificate Fund) by the cost of insurance rate applicable to the Covered Person. The cost of insurance rates are based on the age and rate class of the Covered Person, mortality characteristics of the group, and particular aspects of the Group Contract, such as the rate class structure and portability of the coverage. Separate cost of insurance rates may apply to Certificates continued on a Portable basis. Since the cost of insurance rate applicable under a Certificate increases as the Covered Person ages, the monthly cost of insurance charge deducted from the Certificate Fund will increase as the Covered Person ages, and this increased charge will be reflected in the Cash Surrender Value and Death Benefit under a Certificate.



   Under some Group Contracts, any additional insurance benefits provided may be taken into account in determining the cost of insurance rates. The rate classes for a particular Group Contract may include classes for smokers and nonsmokers, active and retired Participants, Portable Certificates, and other criteria agreed to by Prudential and the Contractholder.

   The actual cost of insurance rates will be set by Prudential based on its expectations as to future experience in mortality and total expenses (including, in some instances, those for additional insurance benefits) and may be adjusted periodically, based on a number of factors including the number of Certificates in force, the number of Certificates surrendered or becoming Portable and the actual and anticipated mortality and expense experience of the group. The expense experience considered by Prudential in this regard includes whether a Group Contract sponsor or a party acting on the sponsor's behalf performs administrative or other services related to the Certificates and the extent to which the sponsor may receive compensation for its services. Any change in the cost of insurance rates will apply to all persons of the same age, rate class, and group. Certificates continued on a Portable basis may be considered a separate group. The cost of insurance rate applicable to a Participant may not, however, be greater than the guaranteed cost of insurance rate set forth in his or her Certificate. That guaranteed rate will be no higher than a rate based upon 150% of the 1980 CSO Table. The maximum guaranteed rates are 150% of the 1980 CSO Table because Prudential uses simplified underwriting and guaranteed issue procedures that may not require a medical examination of a prospective Covered Person and may provide coverage to groups with substandard risk characteristics from an underwriting standpoint. The current cost of insurance charges are generally lower than 100% of the 1980 CSO Table.

2. Charge for Additional Insurance Benefits. Under certain Group Contracts, Participants may obtain certain additional insurance benefits. See ADDITIONAL INSURANCE BENEFITS, page 42. Where such additional insurance benefits are not taken into account in determining the cost of insurance charge as discussed above, a separate charge for any such additional insurance benefits obtained under a Certificate will be deducted each Monthiversary from the Participant's Certificate Fund.

3. Administrative Charge. An administrative charge may be deducted on each contract Monthiversary. It is intended to pay for maintaining records, and communicating with Contractholders and Participants. It is currently not more than $3 per month and is guaranteed not to exceed $6 per month. This charge may be reduced or eliminated on certain Group Contracts. See REDUCTION OF CHARGES, page 32.


4. Other Taxes. Prudential reserves the right to deduct a charge to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Separate Account. Currently, no such charges are made.


DAILY DEDUCTION FROM THE SUBACCOUNTS OF THE SEPARATE ACCOUNT. Each day a charge is deducted from the assets of each of the Subaccounts in an amount currently equal to an effective annual rate of 0.45%. The charge is guaranteed not to exceed an effective annual rate of 0.90%. This charge is intended to compensate Prudential for assuming the mortality and expense risks of the insurance provided through the Group Contract. The mortality risk assumed is that Covered Persons may live for shorter periods of time than Prudential estimated when it determined the mortality charge. The expense risk assumed is that expenses incurred in issuing and administering the insurance will be greater than Prudential estimated in fixing its administrative charges. Prudential will realize a profit from this risk charge to the extent it is not needed to provide benefits and pay expenses under the Certificates. This charge is not assessed on amounts allocated to the Fixed Account.

TRANSACTION CHARGES. There may be charges associated with surrenders, partial withdrawals, loans, transfers and additional statement requests. These charges are described in the prospectus section dealing with the transaction itself.

EXPENSES INCURRED BY THE FUNDS. The charges and expenses of the Funds are indirectly borne by the Participants. Details about investment management fees and other underlying fund expenses are provided in the fee table and in the accompanying prospectuses for the available Funds and the related statements of additional information.

REDUCTION OF CHARGES

Prudential may reduce or waive the sales charges, processing fee, and/or other charges under certain Group Contracts, where it is expected that the Group Contract will involve reduced sales or administrative expenses.

Prudential determines both the eligibility for such reduced or waived charges, as well as the amount of such reductions, by considering the following factors:
(1) the size of the group; (2) the total amount of premium payments expected to be received; (3) the expected persistency of the individual Certificates; (4) the purpose for which the Group Contract is purchased and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which Prudential believes to be relevant in determining whether reduced sales or administrative expenses may be expected. Some of the reductions in or waivers of charges for cases may be contractually guaranteed; other reductions or waivers may be discontinued or modified by Prudential. Prudential's reductions in, or waivers of, charges for these cases will not be unfairly discriminatory to the interests of any individual Participants.


DIVIDENDS/EXPERIENCE CREDITS

Because the Group Contract is issued by Prudential, a mutual life insurance company, it is a participating contract. This means it is eligible to be credited with part of Prudential's divisible surplus attributable to the Group Contract ("Dividends"), or a refund based on the experience of the case ("Experience Credits"), as determined annually by Prudential's Board of Directors. Most of these Group Contracts are expected to be priced such that there will be no source of distributable surplus attributable to these Group Contracts and no refunds based on experience. Prudential may, however, issue these Group Contracts in certain cases on terms such that Dividends or Experience Credits may be declared.


The method of distribution of any Dividends or Experience Credits may vary depending on the terms of a particular Group Contract. Dividends or Experience Credits that are reinvested as premiums will be subject to the charges made for premium payments. If an individual Participant becomes a Portable Certificate holder, he or she will no longer be entitled to receive any Dividends or Experience Credits under the Group Contract.

Participants should refer to their Group Contract for details on Dividends or Experience Credits.


CASH SURRENDER VALUE

The Cash Surrender Value of the Certificate is equal to the Participant's Certificate Fund, reduced by any Certificate Debt, outstanding charges, and any applicable transaction charge. The Certificate Fund on any day equals the sum of the amounts in the Subaccounts, the amount invested in the Fixed Account, and the Loan Account. See LOANS, page 34. The Cash Surrender Value will change daily, reflecting the Net Premiums paid, withdrawals made, the increases or decreases in the value of the Fund shares in which the assets of the Subaccounts have been invested, interest credited on any amounts allocated to the Fixed Account and on the Loan Account, interest accrued on any loan, and by the daily asset charge for mortality and expense risks assessed against the variable investment options. The Cash Surrender Value will also reflect monthly charges. Upon request, Prudential (or Prudential's designated agent) will inform a Participant as to the Cash Surrender Value of his or her Certificate. There is no guaranteed minimum Cash Surrender Value and it is possible for the Cash Surrender Value of a Certificate to decline to zero.

The tables on pages T-1 and T-2 of this prospectus illustrate approximately what the Cash Surrender Values would be for selected Certificates with the specified premium payments (assuming uniform hypothetical investment results in the selected Subaccount portfolios).

FULL SURRENDERS

A Participant may surrender his or her Certificate for its Cash Surrender Value at any time. All insurance will end at this time. Prudential will pay the Cash Surrender Value calculated as of the end of the Valuation Period during which Prudential (or Prudential's designated agent) receives the Participant's request on a form approved by Prudential and the proceeds will be paid as described in WHEN PROCEEDS ARE PAID, page 40. Under certain Group Contracts, there may be a transaction charge of up to the lesser of $20 or 2% of the amount received upon surrender. A surrender may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

ELECTION OF PAID-UP INSURANCE

At any time, a Participant may elect to exchange his/her existing Group Variable Universal Life insurance coverage for fixed paid-up insurance on the life of the Covered Person with all or part of the Cash Surrender Value. The minimum amount of Cash Surrender Value that a Participant can transfer in such an exchange is $1,000. Under certain Group Contracts, a transaction charge of up to $20 may be made in connection with the exchange.

The paid-up insurance amount cannot be more than can be exchanged using the Certificate's Cash Surrender Value or more than the Death Benefit under the Certificate at the time the exchange is made. Once the exchange is made, Prudential may reduce any future amount of coverage for which the Participant is eligible under the Group Contract.

An exchange is effective as of the end of the Valuation Period during which Prudential (or its designated agent) receives the Participant's request on a form approved by Prudential. Once an exchange occurs, all coverages provided by the Certificate will end, including additional insurance benefits, if any.

An exchange may result in the paid-up insurance becoming a Modified Endowment Contract. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

Any amounts not used in an exchange will be withdrawn from the Certificate Fund as of the end of the Valuation Period when the exchange was effective, and the proceeds will be paid as described in WHEN PROCEEDS ARE PAID, page 40. A withdrawal of a portion of the Cash Surrender Value of a Certificate may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37

PARTIAL WITHDRAWALS

A Participant may withdraw a portion of the Cash Surrender Value of his or her Certificate during the lifetime of the Covered Person and while the Certificate is not in default. When a partial withdrawal is made, an amount equal to the withdrawal will be taken out of each of the Participant's investment options on a pro-rata basis unless the Participant selects specific investment options. Such partial withdrawals will be effected as of the end of the Valuation Period during which Prudential (or Prudential's designated agent) receives the Participant's request on a form approved by Prudential, and the proceeds will be paid as described in WHEN PROCEEDS ARE PAID, page 40. Under certain Group Contracts, there is no limit on the number of partial withdrawals a Participant can take each year, but there may be a transaction charge for each withdrawal of up to the lesser of $20 or 2% of the amount of the withdrawal. This transaction charge will be deducted from the amount withdrawn from the Certificate Fund. A withdrawal of a portion of the Cash Surrender Value of a Certificate may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

The minimum amount of any partial withdrawal is $200. The maximum amount of any partial withdrawal is the amount that would reduce the Certificate Fund (less any Certificate Debt and outstanding charges) to an amount equal to the next month's charges. Any withdrawal greater than that amount will not be permitted because it would cause the Certificate to default. Upon request, Prudential (or Prudential's designated agent) will inform a Certificate owner how much Cash Surrender Value may be withdrawn.


An amount withdrawn may not be repaid except as a premium payment subject to applicable charges.


LOANS

A Participant may borrow up to the Loan Value of the Certificate from Prudential. The Loan Value of a Certificate (before any applicable transaction charge) at any time is determined by multiplying the Certificate Fund by 90% (or higher where required by state law) and then subtracting any existing loan with accrued interest, outstanding charges, and the amount of the next month's charges. The minimum amount that may be borrowed at any one time is $200. A loan will not be permitted if Certificate Debt exceeds the Loan Value. Under certain Group Contracts, there may be a transaction charge up to $20 for each loan made. Loan proceeds will be paid as described in WHEN PROCEEDS ARE PAID, page 40.


Interest charged on any loan will accrue daily at an annual rate determined each year by Prudential. Interest payments on any loan are due at the end of each contract year. If interest is not paid when due, it will be added to the principal amount of the loan. Prudential will notify a Participant 31 days before the interest on the loan becomes due.


When a loan is made, an amount equal to the loan will be taken out of each of the Participant's investment options on a pro-rata basis unless the Participant selects specific investment options. At the same time, a Loan Account will be started for the Participant and will be credited with an amount equal to the loan. Prudential will generally credit interest to the amount in the Loan Account at an annual rate of 2% less than the interest rate on the loan. The crediting rate will generally be equal to the Fixed Account crediting rate. Interest credited through the Loan Account will be allocated to the Participant's investment options on each Contract Anniversary in accordance with the Participant's existing premium allocation instruction.

A Participant may repay a part or all of the loan at any time. Loans may be repaid by payment or by withdrawing amounts from the Certificate Fund. Participants should designate whether a payment is intended as a premium payment or as a loan repayment. If no such designation is made, the payment will be treated as a loan repayment. If a loan is repaid by using the Certificate Fund, Prudential will treat such repayment as a partial withdrawal from the Certificate Fund and under certain Group Contracts, there may be a transaction charge of up to the lesser of $20 or 2% of the amount of the withdrawal. A partial withdrawal from the Certificate Fund may have tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37. The balance in a Participant's Loan Account will be reduced by the amount of any loan repayment.


A Participant's Loan Account plus accrued interest ("Certificate Debt") may not exceed the value of the Certificate Fund. If the Certificate Debt equals this amount the Certificate will go into default. See LAPSE page 35.


If Certificate Debt is still outstanding when the Certificate is surrendered or allowed to lapse, the borrowed amount may become taxable. In addition, loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.


Should a Death Benefit become payable while a loan is outstanding, or should the Certificate be surrendered while a loan is outstanding, any proceeds otherwise payable will be reduced to reflect the amount of the loan and any accrued interest.

A loan will have a permanent effect on a Certificate's Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the investment results of the selected investment options will apply only to the amount remaining in those investment options after the loan amount is transferred to the Loan Account. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, Cash Surrender Values will not be as high as they would have been if no loan had been made.


CERTIFICATE EXCHANGE PRIVILEGE

During the first 24 months following the issuance of a Certificate, the Participant may exercise the Certificate exchange privilege, which entails the exchange of the existing Group Variable Universal Life insurance coverage for a flexible premium fixed benefit life insurance coverage. An exchange results in the transfer of funds from the Separate Account to Prudential's general account. The exchange is effective as of the end of the Valuation Period during which Prudential receives the Participant's request on a form approved by Prudential. The Certificate acquired in the exchange will have the same Issue Age as the original Certificate. No evidence of insurability is required to effect such an exchange.

No transaction charge is currently imposed with respect to this exchange privilege. However, Prudential reserves the right to impose such a transaction charge in the future.

The Participant may also exercise the Certificate exchange privilege once during the first 24 months following the effective date of an increase in the Face Amount of a Certificate only for the amount of coverage that was increased. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

TELEPHONE AND ELECTRONIC TRANSACTIONS

Some Group Contracts permit a Participant to transfer amounts among available investment options, make surrenders and partial withdrawals, and obtain loans by telephone or electronically provided he or she is enrolled to use Prudential's telephone or electronic transfer system. Prudential will not be liable for following instructions communicated by telephone or electronically that it reasonably believes to be genuine. It has adopted security procedures reasonably designed to verify that such communications are genuine. Prudential cannot guarantee that Participants will be able to get through to complete a telephone or electronic transaction during peak periods such as periods of drastic economic or market change or during system failures or power outages.

LAPSE

In general, a Certificate will remain in force so long as the balance in the Certificate Fund less Certificate Debt and outstanding charges is sufficient to pay the monthly charges when due. If it is not, the Participant's insurance is in default and will lapse if a grace period expires without a sufficient payment being made. Certain Group Contracts may provide that if a Participant pays certain specified premiums during the first two Certificate Years, the Certificate will not go into default even if the Certificate Fund is insufficient to cover monthly charges. Participants should refer to their particular Certificates for the details of this default protection. A Certificate that lapses with Certificate Debt may result in tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

Prudential will send a notice to a Participant in default at the last known address on file with Prudential, specifying the amount of premium required to keep the Certificate in force and the date the payment is due. The grace period expires on the later of 61 days from the date of default or 30 days from the date notice was mailed. If Prudential (or Prudential's designated agent) does not receive the required premium payment within the grace period, the Participant's insurance will lapse and have no remaining value.


If the Covered Person dies during the grace period, the Death Benefit will be reduced by any past due monthly charges and any Certificate Debt.


TERMINATION OF A CONTRACTHOLDER'S PARTICIPATION IN GROUP CONTRACTS

The Contractholder may decide to terminate the Group Contract with Prudential. In addition, Prudential may terminate the Group Contract if the aggregate Face Amount of all Certificates and/or the number of Certificates issued under the Group Contract falls below the minimum permissible levels established by Prudential or the Contractholder or its agent fails to timely remit premiums to Prudential.

The party terminating participation in the Group Contract must provide ninety days written notice to the other party, as well as to all Participants, before terminating participation in the Group Contract. Termination of participation in the Group Contract means that the Contractholder or its agent will no longer remit premiums to Prudential under the Group Contract and that no new Certificates will be issued under the Group Contract. The effects on Participants of termination of the Contractholder's participation in the Group Contract are described in OPTIONS ON TERMINATION OF COVERAGE, below. The options available to Participants from Prudential may depend on what other insurance options are available to them. The Participant should refer to the Group Contract and Certificate for further details on termination of coverage.

PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS

The terms of each Group Contract will determine the effect on a Participant's insurance coverage if the Participant is no longer an Eligible Group Member. Some Group Contracts may provide that insurance coverage will continue even if the Participant is no longer an eligible member of the group. Under such Group Contracts, within 61 days after the Participant is no longer eligible under the Group Contract, Prudential will notify the Participant that Prudential will now mail periodic premium reminders directly to the Participant, who will remit premium payments directly to Prudential or authorize Prudential to receive payment using electronic form transfers or credit/debit cards. Continuation of insurance may be subject to certain conditions and limitations specified in the Group Contract. The notice will also explain the Participant charges and expenses applicable to Portable Certificates. See CHARGES AND EXPENSES, page 31. These charges and expenses may be higher than those paid by the Participant while he or she was still an Eligible Group Member, but will not exceed the maximum charges and expenses described in this prospectus. Continuation as a Portable Certificate holder may be conditioned on maintenance of a specified minimum Certificate Fund value.


Under other Group Contracts, the portability privileges described above will not be available. Participants under those Group Contracts will have the options described in the next section of this prospectus.

OPTIONS ON TERMINATION OF COVERAGE


Insurance coverage obtained through a Group Contract will terminate when the Group Contract itself terminates. Some Group Contracts also provide that coverage purchased by an individual Participant will terminate when the Participant is no longer an Eligible Group Member.

When the Contractholder's participation in the Group Contract terminates, the effect on individual Participants depends on whether the Contractholder replaces the Group Contract with another life insurance contract(s) that provides for accumulation of cash value. In general, if the Contractholder does enter into such a contract, Certificates will be terminated and the Cash Surrender Value of each such Certificate will be directly transferred to the new contract unless the Participant elects to receive the Cash Surrender Value of the Certificate. Some Group Contracts may, however, provide that Certificates can continue on a Portable basis unless the Participant elects to transfer the Cash Surrender Value to the new life insurance contract or to surrender the Certificate. Certain conditions and limitations may apply and are specified in the Group Contract. Participants should consult the Group Contract and Certificate concerning issuance of Portable Certificates in these circumstances.

If the Contractholder does not enter into a new life insurance contract(s) that provides for accumulation of cash value, Participants will have the following options and may also have the option of a Portable Certificate if the Group Contract so provides. Participants who are no longer Eligible Group Members will also have the following options under Group Contracts that do not provide for issuance of Portable Certificates to such persons.

CONVERSION. A Participant may elect to convert the Certificate to an individual life insurance policy without showing evidence of insurability. If a Participant elects this option, he or she must apply for the individual contract and pay the first premium within 31 days after the coverage under the Group Contract ends. The Participant may select any form of individual life insurance (other than term insurance) that Prudential normally makes available to insureds who are the same age and requesting the same amount of insurance provided that the Participant has been insured for at least five years (or less under certain Group Contracts) under the Group Contract and any other Prudential rider or Group Contract replaced by this insurance. Premiums will be based on the form and amount of insurance elected by the Participant, as well as the Covered Person's risk class and age.

If the insurance is ending because the Participant is no longer eligible to participate in the Group Contract, the amount of insurance under the individual policy cannot be more than the Face Amount of the Certificate under the Group Contract. If the insurance is ending because the Group Contract is terminating, the amount of individual insurance may, depending on applicable state law, be limited to the lesser of (1) $10,000 or (2) the Face Amount of the Certificate under the Group Contract less the amount of any group insurance the Participant becomes eligible for in the next 45 days.


If a Covered Person dies within 31 days after the insurance ends under the Group Contract, and the Participant had the right to convert to an individual policy, a Death Benefit equal to the amount of individual insurance on the Covered Person the Participant could have purchased upon conversion will be payable by Prudential.


PAID-UP INSURANCE. The Participant may elect to purchase fixed paid-up insurance on the Covered Person with the Cash Surrender Value of the Certificate. The Participant must have at least $1,000 of Cash Surrender Value for this option to be available. The insurance amount will depend on the Cash Surrender Value on the date of termination and the age of the Covered Person but cannot exceed the Death Benefit immediately before the paid-up purchase. The Participant must elect this option within 61 days of the date on which the Certificate coverage would end. The election is effective as of the end of the Valuation Period during which Prudential (or its designated agent) receives the Participant's request on a form approved by Prudential. Acquisition of reduced paid-up insurance may result in that insurance becoming a Modified Endowment Contract. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

PAYMENT OF CASH SURRENDER VALUE. The Participant may receive the Cash Surrender Value by surrendering the Certificate and making a proper request on a form approved by Prudential.

The above options apply whether the Participant or a spouse is the Covered Person under the Certificate. A Participant who does not choose any of the above options within 61 days of the date on which Certificate coverage would end will be provided with Paid-Up Insurance, if his or her Certificate has at least $1,000 of Cash Surrender Value and, if not, will be paid the Cash Surrender Value.

REINSTATEMENT

Except as indicated in the next sentence, a lapsed Certificate may be reinstated at any time within 3 years after the end of the grace period and before the Participant reaches the maximum age at which a Certificate may be held. A lapsed Certificate may not be reinstated if the Group Contract is terminated and the Participant would not have been permitted to retain the Certificate on a portable basis. To reinstate coverage, a Participant must submit the following items to Prudential (or Prudential's designated agent): (1) a written request for reinstatement; (2) evidence of insurability satisfactory to Prudential; and
(3) a premium payment (less any applicable charges) that is at least equal to the monthly Certificate Fund charges for the grace period plus the monthly Certificate Fund charges for two months. See CHARGES AND EXPENSES, page 31.

The reinstatement is effective on the Monthiversary following the date Prudential approves the request. The terms of the original Certificate will apply to the reinstated Certificate. A reinstated Certificate is subject to a new two year incontestability period and a new suicide exclusion period. All Certificate Debt is retired at the same time the Certificate lapses and will not be reestablished.

No transaction charge is currently imposed in connection with a reinstatement, although Prudential reserves the right to impose such a transaction charge in the future.

TAX TREATMENT OF CERTIFICATE BENEFITS

Each prospective Participant is urged to consult a qualified tax advisor. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of federal income taxes will be under all circumstances. Rather, it provides information about how Prudential believes the federal income tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current federal income tax laws and regulations or interpretations will not change.


TREATMENT AS LIFE INSURANCE AND INVESTOR CONTROL. The Certificate will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in section 7702 of the Internal Revenue Code (the "Code") and as long as the underlying investments for the Certificate satisfy diversification requirements under section 817(h) of the Code. For further detail on diversification requirements, see the applicable Fund prospectuses.

Prudential believes that it has taken adequate steps under the Code and existing regulations under it to cause the Certificates to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Participant should not be taxed on any part of the Certificate Fund, including additions attributable to interest, dividends, or appreciation; and (2) the Death Benefit should be excludable from the gross income of the beneficiary under section 101(a) of the Code.


Although Prudential believes the Certificate should qualify as "life insurance" for federal tax purposes, there are uncertainties. Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991 and proposed regulations under Sections 101, 7702 and 7702A governing the treatment of life insurance policies that provide accelerated death benefits were issued in 1992. None of these proposed regulations has yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future.


Moreover, IRS regulations issued to date do not provide guidance concerning the extent to which Participants may direct their investments to the particular available Subaccounts of a Separate Account without causing the Participants instead of Prudential to be considered the owners of the underlying assets. Such guidance will be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. The ownership rights under the Certificate are similar to, but different in certain respects from, those addressed by the IRS in Rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contractholder may select the investment strategies, Participants have the choice of more Funds, including Funds with similar broad investment strategies and different investment managers, and Participants may be able to reallocate amounts between available Subaccounts more frequently than in such Rulings. While Prudential believes it will be considered the owner of the Separate Account assets, these differences could result in the Participant being considered the owner of the assets.

Prudential intends to comply with final regulations issued under Sections 7702 and 817. Therefore, because of this uncertainty, it reserves the right to make such changes as it deems necessary to assure that the Group Contract continues to qualify as variable life insurance for tax purposes. Any such changes will apply uniformly to affected Participants and will be made only after advance written notice to the Contractholder.


PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Certificate is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Certificates not so classified, and then with Modified Endowment Contracts.

   1. A surrender or lapse of the Certificate may have tax consequences. Under surrender, the Participant will not be taxed on the Cash Surrender Value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Certificate Debt will, upon surrender or lapse, be added to the Cash Surrender Value and treated, for this purpose, as if it had been received. Any loss incurred upon surrender is generally not deductible.

       A withdrawal generally is not taxable unless it exceeds total premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Certificate Years all or a portion of a withdrawal may be taxable if the Certificate Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

       Extra premiums for additional insurance benefits generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

       Loans received under the Certificate will ordinarily be treated as indebtedness of the Participant and will not be considered to be distributions subject to tax. However, if a loan is still outstanding when the Certificate is surrendered or allowed to lapse, the outstanding Certificate Debt will be taxable at that time to the extent the Cash Surrender Value exceeds gross premiums paid less the untaxed portion of any prior withdrawals.

   2. Some of the above rules are changed if the Certificate is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for the Certificate to be classified as a Modified Endowment Contract under at least two circumstances: premiums in excess of the 7 pay premiums allowed under Section 7702A are paid or a decrease in the Death Benefit or a removal of certain additional insurance benefits is made during the first 7 Certificate Years. Moreover, the addition of certain additional insurance benefits (or an increase in the Death Benefit) after the Certificate Date may have an impact on the Certificate's status as a Modified Endowment Contract. Participants contemplating any of these steps should first consult a qualified tax advisor and their Prudential representative.


       If the Certificate is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignments and pledges are includible in income to the extent that the Certificate Fund exceeds the gross premiums paid for the Certificate increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. These rules may also apply to pre-death distributions, including loans, made during the two year period prior to the Certificate becoming a Modified Endowment Contract.

       In addition, pre-death distributions from such Certificates (including full surrenders) will be subject to a penalty of 10 percent of the amount includible in income unless the amount is distributed on or after age 59-1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to contracts owned by non-natural persons such as trusts.

       Under certain circumstances, multiple Modified Endowment Contracts issued to the same Participant during any calendar year will be treated as a single contract for purposes of applying the above rules.

Any Dividends or Experience Credits (to the extent not redeposited in the Certificate) will effectively reduce the gross premiums paid for purposes of the above rules.


TREATMENT AS GROUP TERM LIFE INSURANCE. Section 79 of the Code and the regulations thereunder provide for the treatment of certain life insurance as group-term life insurance ("GTLI"). In most cases, employee-pay-all coverage under the Group Contract will not qualify as GTLI or be deemed to be part of an employer GTLI plan, and the Certificate will be treated the same as any individually-purchased life insurance policy for tax purposes. However, depending on the structure of the arrangement under which the Group Contract is held, including other insurance plans offered by or through the employer, a portion of the coverage under the Group Contract may qualify as group term life insurance and, in addition, covered employees may be taxable on certain increases in cash values under an IRS-prescribed formula.


WITHHOLDING. The taxable portion of any amounts received under the Certificate will be subject to withholding to meet federal income tax obligations, if the Participant fails to elect that no taxes be withheld. Prudential will provide the Participant with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Participants who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

OTHER TAX CONSIDERATIONS. Transfer of the Certificate to a new owner or assignment of the Certificate may have tax consequences depending on the circumstances. In the case of a transfer of the Certificate for valuable consideration, the Death Benefit may be subject to federal income taxes under
Section 101(a)(2) of the Code. In addition, a transfer of the Certificate to or the designation of a beneficiary who is either 37 1/2 years younger than the Participant or a grandchild of the Participant may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

In certain circumstances, deductions for interest paid or accrued on Certificate Debt or on other loans that are incurred or continued to purchase or carry the Certificate may be denied under Sections 163 of the Code as personal interest or under Section 264 of the Code. Participants should consult a qualified tax advisor regarding the application of these provisions to their circumstances.

The individual situation of each Participant or beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the Participant or insured dies.


The earnings of the Separate Account are taxed as part of the operations of Prudential. Accordingly, the Separate Account does not intend to qualify as a regulated investment company under the Code.

The Certificate Exchange Privilege, whereby a Participant may exchange the existing Group Variable Universal Life Coverage for flexible premium fixed benefit life insurance coverage, is tax free provided that cash is not distributed to the Participant as part of the exchange and any existing loan is carried over to the new coverage. Additionally, the exchange could limit the amount of premiums that a Participant may pay without causing the Certificate to become a Modified Endowment Contract.

ERISA CONSIDERATIONS

Employer involvement and other factors will determine whether a Group Contract is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). If applicable, ERISA imposes certain requirements, including requirements on persons who are fiduciaries or "parties in interest" with respect to employee benefit plans, and may prohibit certain transactions in connection with a Group Contract, absent a statutory or administrative exemption. Counsel and other competent advisors should be consulted to determine whether ERISA will apply to an individual situation.

Administrative exemptions issued by the Department of Labor under ERISA permit transactions (including the sale of insurance contracts like the Group Contract) between insurance agents and employee benefit plans subject to ERISA. To be able to rely upon such exemptions, certain information must be disclosed to the fiduciary purchasing the insurance contract on behalf of the plan. The information that must be disclosed includes: (1) the relationship between the agent and the insurer; (2) a description of any charges, fees, discounts, penalties or adjustments that may be imposed in connection with the purchase, holding, exchange or termination of the Group Contract; and (3) the commissions received by the agent. Information about any applicable charges, fees, discounts, penalties or adjustments may be found under CHARGES AND EXPENSES, commencing on page 31. Information about sales representatives and commissions may be found under SALE OF THE CONTRACT AND SALES COMMISSIONS, on page 43.

Execution of a Group Contract by a Contractholder and an enrollment form by a Participant will be deemed to be an acknowledgment of receipt of this information and approval of transactions under the Group Contract.

WHEN PROCEEDS ARE PAID

Prudential will generally pay any Death Benefit, Cash Surrender Value, partial withdrawal or loan proceeds supported by the Separate Account within 7 days after receipt at the Prudential office specified in the Certificate or by Prudential's designated agent of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the end of the Valuation Period in which the necessary documents are received in good order. However, Prudential may delay payment of proceeds from the Subaccount(s) and the variable portion of the Death Benefit due under a Participant's insurance if the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any Cash Surrender Value allocated to the Fixed Account, and with respect to a Certificate in force as paid-up insurance, Prudential expects to pay the Cash Surrender Value promptly upon request. However, Prudential has the right to delay payment of such Cash Surrender Value for up to six months (or a shorter period if required by applicable law). Prudential will pay interest at the current Fixed Account rate, under the Group Contract, if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).

BENEFICIARY

The Participant has the right to designate and name a beneficiary to receive Death Benefits under the Certificate. The Participant must designate a beneficiary on a form approved by Prudential. A Participant may change the beneficiary at any time without the consent of the present beneficiary in accordance with the terms of the Group Contract. If there is more than one beneficiary at the death of the Covered Person, each will receive equal payments unless otherwise specified by the Participant.

INCONTESTABILITY

After a Participant's Certificate has been in force during a Covered Person's lifetime for two years or, with respect to any change in the Certificate that requires Prudential's approval and could increase its liability, after the change has been in effect during the insured's lifetime for two years from the effective date of the change, Prudential will not contest its liability under the Certificate in accordance with its terms.

MISSTATEMENT OF AGE

If a Covered Person's stated age is incorrect in the Certificate, Prudential will adjust the Death Benefit payable, as required by law, to reflect the correct age.


SUICIDE EXCLUSION


Generally, if a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of the Certificate, Prudential will pay no more under the Certificate than the sum of the contributions paid less any Certificate Debt, outstanding charges, and less any partial withdrawals.


If a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of an increase in the Face Amount of insurance that was requested after issue and required approval, Prudential will pay, with respect to the amount of the increase, no more than the sum of the monthly charges attributable to the increase.

ASSIGNMENT


A Participant may assign the insurance coverage and all rights, benefits or privileges that he or she has under a Certificate. Prudential will be bound by an assignment of insurance or the rights, benefits or privileges under the insurance only if: (1) it is in writing; (2) it is signed by the Participant; and (3) Prudential receives a copy of the assignment at the Prudential office specified in the Certificate or at the address of Prudential's designated agent. Prudential is not responsible for determining the validity or legality of any assignment. References in this prospectus to rights that a Participant may exercise shall include exercise of such rights by any person to whom the Participant has validly assigned such rights. Assignment of a Certificate that is a Modified Endowment Contract could have adverse federal income tax consequences. See TAX TREATMENT OF CERTIFICATE BENEFITS, page 37.

VOTING RIGHTS

As stated above, all of the assets held in the Subaccounts of the Separate Account will be invested in shares of the corresponding portfolios of the Funds. Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at any shareholders meetings of the Funds. However, Prudential will, as required by law, vote the shares of the Funds at any regular and special shareholders meetings the Funds hold in accordance with voting instructions received from Participants. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Participants are received, and any shares attributable to general account investments of Prudential, will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Prudential to vote shares of the Funds in its own right, it may elect to do so.


Generally, a Participant may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Participants participating in such portfolios will vote separately by portfolio on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.


The number of Fund shares for which instructions may be given by a Participant is determined by dividing the portion of the value of the Certificate Fund derived from participation in a Subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Participant may give Prudential instructions will be determined as of the record date chosen by the Board of the applicable Fund. Prudential will furnish Participants with proper forms and proxies to enable them to give these instructions. Prudential reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.


Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Prudential itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the Funds' portfolios, provided that Prudential reasonably disapproves such changes in accordance with applicable federal regulations. If Prudential does disregard voting instructions, it will advise Participants of that action and its reasons for such action in the next annual or semi-annual report to Participants.

Participants also share with the owners of all Prudential contracts and policies the right to vote in elections for members of the Board of Directors of Prudential.


SUBSTITUTION OF FUND SHARES

Although Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the available portfolios of the Funds may become unsuitable for investment by Participants. This may occur because of investment policy changes, tax law changes or considerations, the unavailability of shares for investment or at the discretion of Prudential. In that event, Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. Contractholders and Participants will be notified of such substitution.

ADDITIONAL INSURANCE BENEFITS

Depending on the terms of the Group Contract, one or more of the following additional insurance benefits may be available to Participants through their Group Contract. Under some Group Contracts, some or all of these benefits may be provided to all Participants while under other Group Contracts, individual Participants may elect whether to receive some or all of these benefits for an additional charge. The Participant should refer to the Group Contract and Certificate for further details on additional insurance benefits.

ACCELERATED DEATH BENEFIT. Under some Group Contracts, Participants may be provided an accelerated death benefit that allows the Participant to elect to receive an accelerated payment of part of the Certificate's Death Benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted Death Benefit will always be less than the Death Benefit, but will generally be greater than the Certificate's Cash Surrender Value. The accelerated death benefit may be discounted for interest under certain Group Contracts and where permitted by law. Prudential may charge a fee not to exceed $350 for payment of an accelerated death benefit.

One or more of the following options may be available to the Participant depending on the terms of the Group Contract.

   Terminal Illness Option. This option is available if the Covered Person is diagnosed as terminally ill with a life expectancy of 12 months or less. When satisfactory evidence is provided, Prudential will provide to the Participant an accelerated payment, which may be received in a lump sum, of the portion of the Death Benefit selected by the Participant as an accelerated death benefit.

   Nursing Home Option. This option is available if the Covered Person is permanently confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the Covered Person is expected to remain in the nursing home until death, Prudential will provide to the Participant accelerated payments of the portion of the Death Benefit selected by the Participant as an accelerated death benefit. The Participant will receive equal monthly payments for a specified number of months. If the Covered Person dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the accelerated death benefit claim form.

   Custodial Care Option. This option is available if the Covered Person is "unable to care" for himself/herself. "Unable to care" means that the Covered Person is unable to perform without substantial supervision to protect the Covered Person from threats to health and safety due to severe cognitive impairment. Activities of daily living are eating, toileting, transferring between bed and chair, bathing, dressing and continence. When satisfactory evidence is provided, including certification by a licensed physician, that the Covered Person is "unable to care" for himself/herself, Prudential will provide to the Participant accelerated payments of the portion of the Death Benefit selected by the Participant as an accelerated death benefit. The Participant will receive equal monthly payments for a specified number of months. If the Covered Person dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the accelerated death benefit claim form.

No benefit will be payable if the Participant is required to elect it in order to meet the claims of creditors or to obtain a government benefit. Prudential can furnish details about the amount of accelerated death benefit that is available to an eligible Participant. Unless required by law, a Participant who has elected to receive an accelerated death benefit can no longer request an increase in the Face Amount of his or her Certificate, and the amount of future premium payments he or she can make will be limited.

Adding the accelerated death benefit to the Contract has no adverse consequences; however, electing to use it could. The recently enacted Health Insurance Portability and Accountability Act of 1996 excludes from income, effective January 1, 1997, the accelerated death benefit if the insured is (1) terminally ill or (2) chronically ill (although the exclusion in the latter case may be limited). Receipt of an accelerated death benefit payment may also affect a Participant's eligibility for certain government benefits or entitlements.

ACCIDENTAL DEATH AND DISMEMBERMENT BENEFIT. Under some Group Contracts, Participants may be provided an accidental death and dismemberment benefit that provides insurance for accidental loss of life, sight, hand, or foot. This benefit will exclude losses due to suicide or attempted suicide, diseases and infirmities, medical or surgical treatments, and acts of war. It may be subject to other exclusions from coverage, age limitations, and benefit limitations set forth in the Group Contract.

EXTENDED DEATH PROTECTION DURING TOTAL DISABILITY. Under some Group Contracts, Participants will be provided with extended death protection during their total disability. Under this provision, even if a Participant's insurance (or that of a spouse) has otherwise ended, insurance equal to the Face Amount of the Certificate will continue if the Participant became totally disabled prior to age 60. The extended death protection will continue for successive one-year periods, generally until age 65, so long as the Participant provides satisfactory proof of continued total disability.


DEPENDENT LIFE BENEFITS. Under some Group Contracts, Participants may be provided dependent life benefits, which provide insurance on the life of a qualified dependent. A qualified dependent may be the Participant's spouse and/or unmarried child.


Under certain Group Contracts, an unmarried child who reaches maturity age may obtain Group Variable Universal Life insurance coverage with a Face Amount of up to five times the Face Amount that previously applied to the child under the Dependent Life Benefits coverage. In some cases, medical underwriting may be required.

SEAT BELT COVERAGE. Under some Group Contracts, Participants may be provided seat belt coverage, which provides a benefit for the loss of life while driving or riding in a motor vehicle while wearing a seat belt. "Motor vehicle" means a private automobile, van, four-wheel drive vehicle, self-propelled motor home and truck. It does not mean a motor vehicle used for farming, military, business, racing, or any other type of competitive speed event. Certain exclusions will apply.

REPORTS

At least once each Certificate Year, Participants will be sent statements that provide certain information pertinent to their own insurance. These statements detail values and transactions made and specific insurance data that apply only to each Participant. On request, a Participant will be sent a current statement in a form similar to that of the annual statement described above, but Prudential may limit the number of such requests or impose a reasonable transaction charge not to exceed $20 for an additional report.

The Contractholder and each Participant will also be sent an annual and semi-annual report listing the securities held in each available portfolio of the Funds, as required by the 1940 Act. Records with respect to the Separate Account are kept in accordance with the 1940 Act.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Prudential Investment Management Services LLC ("PIMS"), a direct wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Group Contracts and Certificates. PIMS, organized in 1996 under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. PIMS's principal business address is 751 Broad Street, Newark, New Jersey 07102. PIMS also acts as principal underwriter with respect to the securities of other Prudential investment companies. The Group Contracts and Certificates are sold by registered representatives of PIMS who are also authorized by state insurance departments to do so. The Group Contracts and Certificates may also be sold through other broker-dealers authorized by PIMS and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below. The maximum commission that will be paid to the representative upon the purchase of the Contract is 15% of the premium payment received, and the amount paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed 15% of the premium payment. The representative may be required to return all of the first year commission if the Group Contract is not continued through the first year. Sales representatives who meet certain productivity, profitability, and persistency standards with regard to the sale of the Group Contract will be eligible for additional bonus compensation payable by Prudential. PIMS will generally receive a commission of no more than 15% of the premium payment. The commission and distribution percentages will depend on factors such as the size of the group involved and the amount of sales and administrative effort required in connection with the particular Group Contract and will not exceed in the aggregate 15% of the premium payment.

The agreement to be entered into between PIMS and Prudential will commence with the effectiveness of this Registration Statement. This agreement will terminate automatically upon its assignment within the meaning of such term in the 1940 Act. The agreement, however, may be transferred by PIMS without the prior written consent of Prudential under the circumstances set forth in Rule 2a-6 under the 1940 Act. The agreement may be terminated at any time by either party upon 60 days written notice to the other party.


Sales expenses in any year are not equal to the sales charge in that year. Prudential may not recover its total sales expenses for some or all Group Contracts over the periods the Certificates for such Group Contracts are in effect. To the extent that the sales charges are insufficient to cover total sales expenses, the sales expenses will be recovered from Prudential's surplus, which may include amounts derived from the mortality and expense risk charge and the monthly cost of insurance charge. See CHARGES AND EXPENSES, page 31.


RATINGS AND ADVERTISEMENTS

Prudential is rated by independent financial rating services, including Moody's, Standard & Poors, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength of claims-paying ability of Prudential. They are not intended to rate the investment experience or financial strength of the Separate Account. Prudential may advertise these ratings from time to time. Furthermore, Prudential may include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

PAYMENTS TO THIRD-PARTY ADMINISTRATORS AND ASSOCIATIONS SPONSORING PARTICIPATION IN THE GROUP CONTRACTS

Prudential may make payments to third party administrators or groups sponsoring the Group Contracts for their services related to administration and sponsorship of the Group Contracts.

STATE REGULATION

Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.


Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS


The financial statements included in this prospectus have been audited by Price Waterhouse, independent accountants, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Price Waterhouse's principal business address is 1177 Avenue of the Americas, New York, New York 10036. Actuarial matters included in this prospectus have been examined by Stuart L. Liebeskind, FSA, MAAA.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.


Further information may also be obtained from Prudential's office. The address and telephone number are set forth on the cover of this prospectus.

                          DEFINITIONS OF SPECIAL TERMS
                             USED IN THIS PROSPECTUS


ATTAINED AGE -- A person's age as defined by the Group Contract.

CASH SURRENDER VALUE -- The amount payable to the Participant upon surrender of the Certificate. The Cash Surrender Value is equal to the Participant's Certificate Fund on the date of surrender, less any Certificate Debt, outstanding charges, and any applicable transaction charge.

CERTIFICATE -- A document issued to an Eligible Group Member under a Group Contract, setting forth or summarizing the Participant's rights and benefits.


CERTIFICATE ANNIVERSARY -- The same date each year as the Certificate Date.

CERTIFICATE DATE -- The effective date of coverage under a Certificate.

CERTIFICATE DEBT -- The principal amount of any outstanding loans to the Participant under his or her Certificate plus any interest accrued thereon.

CERTIFICATE FUND -- The total amount credited to a Participant under his or her Certificate. On any date it is equal to the sum of the amounts under that Certificate allocated to: (1) the Subaccounts, (2) the Fixed Account, and (3) the Loan Account.

CERTIFICATE YEAR -- The year from the Certificate Date to the first Certificate Anniversary or from one Certificate Anniversary to the next.

CONTRACT ANNIVERSARY -- The same date each year as specified in the contract.

CONTRACT DATE -- The date as of which the Group Contract is issued.


CONTRACTHOLDER -- The employer, association, sponsoring organization or trust that is issued a Group Contract. In the case of an employer that joins a multiple employer trust, the employer exercises the rights accorded to a Contractholder as described throughout this prospectus.


COVERED PERSON -- The person whose life is insured under the Group Contract. The Covered Person is generally the Participant. Some Group Contracts may permit a Participant to apply for insurance under a second Certificate naming the Participant's spouse as the Covered Person.

DEATH BENEFIT -- The amount payable upon the death of the Covered Person (before the deduction of any Certificate Debt or any past due monthly charges).

DIVIDEND -- A portion of Prudential's divisible surplus attributable to the Group Contract that may be credited to the Group Contract as determined annually by Prudential's Board of Directors.

ELIGIBLE GROUP MEMBERS -- The persons specified in the Group Contract as eligible to apply for insurance protection under the Group Contract.

EXPERIENCE CREDIT -- A refund that may be given under certain Group Contracts based on favorable mortality experience.

FACE AMOUNT -- The amount of life insurance in a Participant's Certificate. The Face Amount will be the minimum Death Benefit as long as the Participant's Certificate remains in force.

FIXED ACCOUNT -- An investment option under which Prudential guarantees that interest will be added to the amount deposited at a rate declared periodically in advance.

FUNDS -- The Series Fund portfolios and other mutual fund portfolios in which the Separate Account invests.


GROUP CONTRACT -- A Group Variable Universal Life insurance contract issued to the Contractholder by Prudential.

GUIDELINE ANNUAL PREMIUM -- A level annual premium that would be payable throughout the duration of a Certificate to fund the future benefits if the certificate were a fixed premium contract, based on certain assumptions set forth in a rule of the SEC. Upon request, Prudential will advise a Participant of the guideline annual premium under your Certificate.


ISSUE AGE -- The Covered Person's Attained Age on the date that the insurance on that Covered Person goes into effect as defined by the Group Contract.

LOAN ACCOUNT -- An account within Prudential's general account to which is transferred from the Separate Account and/or the Fixed Account an amount equal to the amount of any loan.


LOAN VALUE -- The amount (before any applicable transaction charge) that a Participant may borrow at any given time under his or her Certificate. The Loan Value at any time is determined by multiplying the Certificate Fund by 90% (or higher where required by state law) and then subtracting any existing loan with accrued interest, outstanding charges, and the amount of the next month's charges.

MONTHIVERSARY -- The Contract Date and the first day of each succeeding month, except that whenever the contract Monthiversary falls on a date other than a Valuation Date the Monthiversary will be the next Valuation Date.

NET PREMIUM -- A Participant's premium payment minus any charges for taxes attributable to premiums, any processing fee, and any sales charge. Net Premiums are the amounts available for allocation to the Separate Account and/or the Fixed Account.


PARTICIPANT -- An Eligible Group Member or "eligible applicant owner" under a Group Contract who obtains insurance under the Group Contract and is eligible to exercise the rights described in the Certificate. The Participant will be the person entitled to exercise all rights under a Certificate, regardless of whether the Covered Person under the Certificate is the Participant or his or her spouse. References to rights that a Participant may exercise under a Certificate shall include exercise of such rights by any person to whom the Participant has validly assigned such rights.

PORTABLE -- A status that may occur when a Participant is no longer an Eligible Group Member under the Group Contract because of the occurrence of an event specified in the Group Contract or the Certificate. Such events may include termination of the Participant's employment or other relationship with the Contractholder or retirement of the Participant. Cost of insurance rates and charges may increase under a Portable Certificate since the Covered Person under a Portable Certificate may no longer be considered to be a member of the Contractholder's group for purposes of determining those rates and charges.


SEPARATE ACCOUNT -- Prudential Variable Contract Account GI--2, a separate investment account registered as a unit investment trust under the Investment Company Act of 1940 and established by Prudential to receive and invest the Net Premiums paid under the Certificates.

SERIES FUND -- The Prudential Series Fund, Inc., a mutual fund with separate portfolios, one or more of which may be used as an underlying investment for the Group Contracts.

SUBACCOUNT -- A division of the Separate Account, the assets of which are invested in the shares of the corresponding Fund.

VALUATION DATE -- Each day on which the value of the amount invested in a Subaccount is determined, which is generally each day that the New York Stock Exchange is open for trading.


VALUATION PERIOD -- The period of time from one determination of the value of the amount invested in a Subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated.

                    DIRECTORS AND OFFICERS OF THE PRUDENTIAL

The directors and certain officers of The Prudential, listed with their principal occupations during the past 5 years, are shown below.

                           DIRECTORS OF THE PRUDENTIAL

FRANKLIN E. AGNEW. Director. -- Business Consultant. Address: USX Tower, Suite 660, 600 Grant Street, Pittsburgh, PA 15219.

FREDERIC K. BECKER, Director. -- President, Wilentz, Goldman, and Spitzer (law firm). Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

WILLIAM W. BOESCHENSTEIN, Director.--Retired Chairman and Chief Executive Officer, Owens-Corning Fiberglas Corporation. Address: One Seagate, Suite 1530, Toledo, OH 43604.

LISLE C. CARTER, JR., Director.--The Prudential Insurance Company of America.
Address: 751 Broad Street, Newark, NJ 07102-3777.

JAMES G. CULLEN, Director.--Vice Chairman, Bell Atlantic Corporation since 1995; 1993 to 1995: President, Bell Atlantic Corporation; Prior to 1993: President, New Jersey Bell. Address: 1310 North Court House Road, 11th floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS, Director.--National and International Health Care Advisor, Ernst & Young LLP. Address: 1225 Connecticut Avenue, NW, Washington, DC 20036.

ROGER A. ENRICO, Director.--Vice Chairman and Chief Executive Officer, Pepsico Inc. since 1996; Vice Chairman, Pepsico, Inc., from 1993 to 1996; Chairman and Chief Executive Officer, Pepsi Co. Worldwide Food, from 1991 to 1993. Address:
14841 North Dallas Parkway, Dallas, TX 75240.

ALLAN D. GILMOUR, Director.--The Prudential Insurance Company of America.
Address: 751 Broad Street, Newark, NJ 07102-3777.

WILLIAM H. GRAY, III, Director.--President and Chief Executive Officer, The College Fund/UNCF. Address: 8260 Willow Oaks Corporate Drive, Fairfax, VA 22031.

JON F. HANSON, Director.--Chairman, Hampshire Management Company. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

CONSTANCE J. HORNER, Director.--Guest Scholar, The Brookings Institution since 1993; 1991 to 1992 Assistant to the President and Director of Presidential Personnel, U.S. Government. Address: 1775 Massachusetts Avenue, N.W., Washington, DC 20036-2188.

ALLEN F. JACOBSON, Director.--Retired Chairman and Chief Executive Officer, Minnesota Mining & Manufacturing Co. Address: 30 Seventh Street East, St. Paul, MN 55101-4901.

BURTON G. MALKIEL, Director.--Professor, Princeton University. Address:
Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton, NJ
08544-1021.

ARTHUR F. RYAN, Chairman of the Board, President, and Chief Executive Officer. -- Chairman, President, and Chief Executive Officer, Prudential since 1994; Prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation. Address: 751 Broad Street, Newark, NJ 07102-3777.

CHARLES R. SITTER, Director.--Retired President, Exxon Corporation. Address:
5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI, Director.--Chairman and Chief Executive Officer, Continental Grain Company since 1994; Prior to 1994; Chairman, Continental Grain Company.
Address: 277 Park Avenue, New York, NY 10172.

RICHARD M. THOMSON, Director.--Chairman and Chief Executive Officer, The Toronto-Dominion Bank. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH, Director.--Chairman and Chief Executive Officer, Unisys Corporation. Address: P.O. Box 500, Blue Bell, PA 19424-0001.

P. ROY VAGELOS, M.D., Director.--Former Chairman and Chief Executive Officer, Merck & Co., Inc. Address: One Crossroads Drive, Bedminster, NJ 07921.

STANLEY C. VAN NESS, Director.--Attorney, Picco Herbert Kennedy (law firm).
Address: One State Street Square, Suite 1000, Trenton, NJ 08607-1388.

PAUL A. VOLCKER, Director.--Business Consultant since 1996; Prior to 1996:
Chairman, Wolfensohn & Co., Inc. Address: 599 Lexington Avenue, New York, NY 10022.

JOSEPH H. WILLIAMS, Director.--Director, The Williams Companies since 1994; Prior to 1994: Chairman and Chief Executive Officer, The Williams Companies.
Address: One Williams Center, Tulsa, OK 74172.

                 OTHER EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

MARTIN A. BERKOWITZ, Senior Vice President and Comptroller.--Senior Vice President and Chief Financial Officer of Prudential Investment Company.

SUSAN L. BLOUNT, Vice President and Secretary.--Vice President and Secretary of Prudential since 1995; Prior to 1995: Assistant General Counsel for Prudential Residential Services Company.

C. EDWARD CHAPLIN, Vice President and Treasurer.--Vice President and Treasurer of Prudential since 1995; 1993 to 1995: Managing Director and Assistant Treasurer of Prudential; 1992 to 1993: Vice President and Assistant Treasurer, Banking and Cash Management for Prudential; Prior to 1992: Regional Vice President of Prudential Mortgage Capital Company.

MARK B. GRIER, Chief Financial Officer.--Chief Financial Officer of Prudential since 1995; Prior to 1995: Executive Vice President and Head of Global Markets, Chase Manhattan Corporation.

                              FINANCIAL STATEMENTS

The consolidated financial statements of Prudential and subsidiaries included herein should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing upon the ability of Prudential to meet its obligations under the Certificates.

Financial statements of the Separate Account are not included in this Prospectus because the Separate Account had not yet commenced operations as of the date of this Prospectus.

                        CONSOLIDATED FINANCIAL STATEMENTS
                       OF THE PRUDENTIAL INSURANCE COMPANY
                           OF AMERICA AND SUBSIDIARIES


                    [To be filed by pre-effective amendment]

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                     REPRESENTATION WITH RESPECT TO CHARGES

The Prudential Insurance Company of America ("Prudential") represents that the fees and charges deducted under the Group Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential.


                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION


Prudential Directors' and Officers' Liability and Corporation Reimbursement Program, purchased by Prudential from Aetna Casualty & Surety Company, CNA Insurance Company, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides coverage for "Loss" (as defined in the policies) arising from any claim or claims by reason of any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties solely in their capacities as directors or officers of Prudential, any of its subsidiaries, or certain investment companies affiliated with Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are insurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or deliberate fraudulent acts of a director or officer, (2) personal profit, and (3) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.


The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.


The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's by-law 26, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(b) of Post-Effective Amendment No. 1 to Form S-6, Registration No. 33-61079, filed April 25, 1996, on behalf of The Prudential Variable Appreciable Account.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 56 pages.


The undertaking to file reports.


The representation with respect to charges.


The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:


         None.


The following exhibits:

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

        A. (1) Resolutions of Board of Directors of The Prudential Insurance Company of America:

                (a) Resolution establishing The Prudential Variable Contract
                    Account GI-2. (Note 2)

                (b) Amendment to the Resolution proposing investment in
                    unaffiliated mutual funds for the Prudential Variable Contract Account GI-2. (Note 1)

            (2) No Applicable.

            (3) Distribution Contracts:

                (a) Distribution Agreement between Prudential Investment
                    Management Services LLC and The Prudential Insurance Company of America. (Note 1)

                (b) Proposed form of Agreement between Prudential Investment
                    Management Services LLC and independent brokers with respect to the Sale of the Group Contracts and Certificates.
                    (Note 1)

                (c) Schedule of Sales Commissions. (Note 1)

            (4) Not Applicable.

            (5) (a) Group Contract. (Note 1)

                (b) Individual Certificate. (Note 1)

            (6) (a) Charter of The Prudential Insurance Company of America, as
                    amended February 26, 1988.  (Note 3)

                (b) By-laws of The Prudential Insurance Company of America, as amended August 8, 1995. (Note 4)

            (7) Not Applicable.

            (8) Not Applicable.

            (9) Not Applicable.

           (10) (a) Application Form for Group Contract. (Note 2)

                (b) Enrollment Form for Certificate. (Note 1)

                (c) Form of Investment Division Allocation Supplement. (Note 1)

    2. Opinion and Consent of Clifford Kirsch, Esq. as to the legality of the securities being registered. (Note 6)

    3.  None.

    4.  Not Applicable.

    5.  Not Applicable.

    6. Opinion and Consent of Stuart L. Liebeskind, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 6)

    7.  Powers of Attorney. (Note 5)

    8. Memorandum describing Prudential's issuance, transfer, and redemption procedures for the Certificates pursuant to Rule 6e-3(T)(b)(12)(iii) (Note 5)

(Note 1)  Filed herewith.

(Note 2) Incorporated by reference to Registrant's Form S-6, filed February 16, 1996.

(Note 3) Incorporated by reference to Form S-6, Registration No. 33-61079, filed July 17, 1995, on behalf of The Prudential Variable Appreciable Account.

(Note 4)  Incorporated by reference to Post-Effective Amendment No. 1 to
          Form S-6, Registration No. 33-61079, filed April 25, 1996, on behalf of The Prudential Variable Appreciable Account.

(Note 5) Incorporated by reference to Pre-Effective Amendment No. 1 to this registration statement filed August 22, 1996.

(Note 6)  To be filed by Pre-Effective Amendment

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Prudential Variable Contract Account GI-2, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 27th day of January, 1997.


(Seal)            THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2
                                  (Registrant)

                 By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                   (Depositor)


Attest:      /s/ JENNIFER L. KNAPP
                 --------------------------------
                 Jennifer L. Knapp
                 Prudential Group Life Insurance


By:  /s/ STUART L. LIEBESKIND
         -------------------------------------
         Stuart L. Liebeskind, FSA, MAAA
         Vice President and Assistant Actuary


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 27th day of January, 1997.


           SIGNATURE AND TITLE

/s/ *
-----------------------------------------
Arthur F. Ryan
Chairman of the Board, President and Chief
Executive Officer

/s/ *
-----------------------------------------
Martin A. Berkowitz
Senior Vice President and Comptroller

/s/ *
-----------------------------------------
Mark B. Grier
Principal Financial Officer


*By: /s/ C. CHRISTOPHER SPRAGUE
     -----------------------------------------
     C. Christopher Sprague
     (Attorney-in-Fact)


/s/ *
-----------------------------------------
Franklin E. Agnew
Director

/s/ *
-----------------------------------------
Frederic K. Becker
Director

/s/ *
-----------------------------------------
William W. Boeschenstein
Director

/s/ *
-----------------------------------------
Lisle C. Carter, Jr.
Director

/s/ *
-----------------------------------------
James G. Cullen
Director

/s/ *
-----------------------------------------
Carolyne K. Davis
Director

/s/ *
-----------------------------------------
Roger A. Enrico
Director

/s/ *
-----------------------------------------
Allan D. Gilmour
Director

/s/ *
-----------------------------------------
William H. Gray, III
Director

/s/ *
-----------------------------------------
Jon F. Hanson
Director

/s/ *
-----------------------------------------
Constance J. Horner
Director

/s/ *
-----------------------------------------
Allen F. Jacobson
Director


/s/ *
-----------------------------------------
Burton G. Malkiel
Director

*By: /s/ C. CHRISTOPHER SPRAGUE
     -----------------------------------------
     C. Christopher Sprague
     (Attorney-in-Fact)


/s/ *
-----------------------------------------
Charles R. Sitter
Director

/s/ *
-----------------------------------------
Donald L. Staheli
Director

/s/ *
-----------------------------------------
Richard M. Thomson
Director

/s/ *
-----------------------------------------
James A. Unruh
Director

/s/ *
-----------------------------------------
P. Roy Vagelos, M.D.
Director

/s/ *
-----------------------------------------
Stanley C. Van Ness
Director

/s/ *
-----------------------------------------
Paul A. Volcker
Director

/s/ *
-----------------------------------------
Joseph H. Williams
Director

                             EXHIBIT INDEX

 1.A.(1)(b)   Amendment to the Resolution proposing investment in    Page II-7
              unaffiliated mutual funds for the Prudential
              Variable Contract Account GI-2.

 1.A.(3)(a)   Distribution Agreement between Prudential Investment   Page II-11
              Management Services LLC and The Prudential Insurance
              Company of America.

 1.A.(3)(b)   Proposed form of Agreement between Prudential          Page II-16
              Investment Management Services LLC and independent brokers with respect to the Sale of the Group
              Contracts and Certificates.

 1.A.(3)(c)   Schedule of Sales Commissions.                         Page II-24

 1.A.(5)(a)   Group Contract.                                        Page II-25

 1.A.(5)(b)   Individual Certificate.                                Page II-38

1.A.(10)(b)   Enrollment Form for Certificate.                       Page II-89

1.A.(10)(c)   Form of Investment Division Allocation Supplement      Page II-91